ANNUAL REPORT



OCTOBER 31, 2001

HARBOR FUND

Harbor Fund
ANNUAL REPORT OVERVIEW

Harbor Fund completed its most recent fiscal year on October 31, 2001. The total annual return is shown below for each of the twelve portfolios. All performance figures included in this report are total returns and assume the reinvestment of dividends and capital gains. The section entitled Long-Term Historic Returns reflects the 30-year returns for unmanaged indices, which are included as an indication of longer-term potential associated with taking different levels of market risk. You may not make a direct investment in an index.

HARBOR FUNDS IN DESCENDING ORDER OF MARKET RISK	Total Return for Year Ended 10/31/2001
Harbor Mid Cap Growth Fund	−43.60%
Harbor Growth Fund	−53.96
Harbor Small Cap Growth Fund	−2.80
Harbor International Growth Fund	−45.53
Harbor Global Equity Fund	−26.10[a]
Harbor Capital Appreciation Fund	−35.23
Harbor International Fund II	−25.22
Harbor International Fund	−16.40
Harbor Large Cap Value Fund	−3.20
Harbor Bond Fund	15.35
Harbor Short Duration Fund	7.73
Harbor Money Market Fund	4.83

COMMONLY USED MARKET INDICES	
Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE); international equity	−25.09%
Morgan Stanley Capital International Europe, Australasia, and Far East Growth (EAFE Growth); international equity	−30.82
Morgan Stanley Capital International World Index (MSCI World); global equity	−25.58
Standard & Poor's 500 (S&P 500); domestic equity	−24.90
Russell Midcap® Growth; domestic equity	−42.78
Russell 2000® Growth; domestic equity	−31.50
Russell 1000® Value; domestic equity	−11.86
Lehman Brothers Aggregate (LB AGG); domestic bonds	14.56
Salomon Treasury 1 YR CMI	8.46
90-Day U.S. Treasury Bills (T-Bills); domestic short-term	4.48

LONG-TERM HISTORIC RETURNS	30 Years 1971-2000 Annual Rates
EAFE	12.30%
MSCI World	11.42
S&P 500	13.21
Domestic Bonds (intermediate and long)[1]	8.81
T-Bills	7.06
Consumer Price Index	5.04

HARBOR FUND EXPENSE RATIOS[2]	1997	1998	1999	2000	2001	Morningstar Median[3]
Harbor Mid Cap Growth Fund	N/A%	N/A%	N/A%	N/A%	1.20%	1.00%
Harbor Growth Fund	1.12	1.00	0.90	0.87	0.95	1.00
Harbor Small Cap Growth Fund	N/A	N/A	N/A	N/A	1.20	1.17
Harbor International Growth Fund	1.02	0.96	0.91	0.89	0.89	1.24
Harbor Global Equity Fund	N/A	N/A	N/A	N/A	1.20[a,b]	1.06
Harbor Capital Appreciation Fund	0.70	0.68	0.66	0.64	0.66	0.95
Harbor International Fund II	0.98	1.15	0.92	0.92	0.89	1.11
Harbor International Fund	0.97	0.94	0.92	0.92	0.91	1.11
Harbor Large Cap Value Fund	0.83	0.79	0.76	0.80	0.77	0.90
Harbor Bond Fund	0.67	0.65	0.60	0.60	0.56	0.64
Harbor Short Duration Fund	0.36	0.36	0.28	0.28	0.27	0.50
Harbor Money Market Fund	0.62	0.57	0.46	0.47	0.38	0.73

1   LB AGG not available for 30 year period; blended historic data used to approximate total Bond Market Return.

2   Harbor Fund expense ratios are for operating expenses only and are shown net of all expense offsets (see Financial Highlights pgs. 48-51).

3   Includes all no-load funds with at least five years of performance history in the September 30, 2001 Morningstar Universe with the same investment style as the comparable Harbor Fund portfolio.

a   For the period February 1, 2001 (inception) through October 31, 2001.

b   Annualized figure.

Dear Shareholder:

The fiscal year ended October 31, 2001 was one of the worst on record for equity markets. Continuing the trends that had started in the previous fiscal year, equity markets around the world suffered steep declines as investors reacted to struggling economies in the United States and abroad and to growing concerns throughout the year about weak corporate earnings. These concerns were well founded. Corporate earnings for companies in the Standard & Poor's 500 stock index are estimated to be down about 20% this year, one of the worst year over year earnings performances in the last 50 years. The tragic events of September 11 brought additional concerns to equity markets, which fell sharply after the attacks before recovering toward the end of the fiscal year.

Consistent with this economic backdrop, major domestic and international stock indices posted sharply negative total returns for the period. These included: the Standard & Poor's 500-stock index, down 24.90%; the NASDAQ composite, down 49.84%; and the Morgan Stanley Capital International (MSCI) Europe, Australasia, and Far East (EAFE) Index, down 25.09%. Growth stocks were hit hard, especially in the technology sector, as business investment declined sharply and investors remained concerned about weak demand, high inventories, and excess capacity. Value-oriented stocks performed comparatively better but also posted negative returns.

Beginning in January 2001, the Federal Reserve moved aggressively to stimulate the economy, reducing the Federal Funds rate during the October 31 fiscal year by an aggregate of 400 basis points (4 percentage points). Following a cut of 50 basis points on October 2, the rate stood at 2.50%. Additional reductions of 50 basis points on November 6, and 25 basis points on December 11, the Federal Reserve's 10th and 11th cuts of calendar year 2001, trimmed the rate to 1.75%, its lowest level in 40 years.

The weak economic climate and the Federal Reserve's aggressive rate-cutting campaign created a positive environment for debt securities. The Lehman Brothers Aggregate index of investment-grade taxable U.S. bonds posted a total return of 14.56% for the fiscal year. That represented a performance gap of almost 40 percentage points for the fiscal year between the bond index and the Standard & Poor's 500-stock index.

Under these very challenging conditions, the three Harbor fixed income funds all generated positive returns, while the nine equity funds all finished in negative territory. The best performance was by the Harbor Bond Fund with a total return of 15.35% for the fiscal year.

Five of the Harbor Funds—Small Cap Growth, International, Large Cap Value, Bond and Money Market—outperformed their respective target indices. Three funds—Mid Cap Growth, International Fund II and Short Duration—approximated the total returns of their respective indices. The unmanaged indices reflect no operating or transaction costs, while the total returns of the Funds are net of such costs.

Investment Fundamentals

The events of the past year once again serve to emphasize the importance of diversification and asset allocation for long term investors. In an environment in which all of the equity funds had negative returns, the fixed income funds all posted positive returns, providing diversified portfolios with some stability in an otherwise difficult year.

In developing an asset allocation strategy, investors should determine the mix of investments—stocks, bonds, and cash—that best matches their goals and tolerance for risk. Having made those key decisions, investors will be well positioned to deal with the sharp fluctuations that inevitably affect financial markets from time to time—and to stick with their plan during these turbulent periods.

Despite the uncertain outlook for the near future, the economic and financial systems in the United States and most developed countries are fundamentally strong. Lower interest rates initiated by the Federal Reserve and the fiscal stimulus anticipated from proposed government programs, should eventually help the United States economy. The timing of such a recovery, however, is something that none of us can predict. Timing such market moves is impossible. Sticking to an asset allocation strategy helps investors participate in any positive changes that occur across various asset classes.

Investors can further improve their chances for success by implementing a systematic investing plan. Of course, systematic investing does not assure a profit and does not protect against loss in declining markets. It does, however, allow investors to dollar-cost average by buying more shares when prices are lower and fewer shares when prices are higher. Harbor's Automatic Investment Plan enables investors to make systematic additions to their investments on a monthly or quarterly basis. Because dollar-cost averaging involves continuous investment in securities regardless of fluctuating prices, investors should consider their financial ability to continue purchases through periods of low price levels.

Along with asset allocation and systematic investment, another important factor in improving long-term returns is cost control. This is a fundamental element of our approach at Harbor Fund. As illustrated in the table at the bottom of page 1, our focus on cost control results in expense ratios that, year after year, are typically below those of similar fund types. Compounded over long periods, these cost advantages can provide investors with a valuable edge in building wealth to achieve their long-term goals.

Dear Shareholder—Continued

New Funds and Managers

To broaden the range of investment styles and objectives available to its shareholders, Harbor Fund launched three new equity funds—Mid Cap Growth, Small Cap Growth and Global Equity—in the last fiscal year. In addition, the Harbor Value Fund was renamed the Harbor Large Cap Value Fund, reflecting a slight change in its focus to concentrate on companies with market capitalizations of $5 billion or more. A new portfolio manager was hired to manage the Harbor Large Cap Value Fund's assets consistent with this modest change in focus.

These additions and changes to our fund lineup are part of a continuing commitment to provide shareholders with access to the services of leading asset managers. Consistent with this commitment, Harbor Fund launched the new Harbor Small Cap Value Fund on December 14, 2001. In addition, Harbor Fund changed managers on the Harbor International Growth Fund, effective December 1, 2001.

On behalf of all of us in the Harbor family, we thank you for your investment in Harbor Fund. We remain committed to providing investment products that we believe have the potential to be attractive long-term investment alternatives with low expense levels designed to help our shareholders achieve their financial goals.



David G. Van Hooser   James M. Williams
Chairman   President

Harbor Fund

The following performance figures are annualized for each Fund. The date of inception for Harbor Mid Cap Growth Fund and Harbor Small Cap Growth Fund was November 1, 2000; Harbor Growth Fund was November 19, 1986; Harbor International Growth Fund was November 1, 1993; Harbor Global Equity Fund was February 1, 2001; Harbor International Fund II was June 1, 1996; Harbor Short Duration Fund was January 1, 1992; and all other Funds started December 29, 1987. The comparative market indices reflect no operating or transaction costs; however, the Funds' total returns are net of these costs. Performance data quoted

| HARBOR MID CAP GROWTH FUND | | Net Asset Value: | 10/31/2001 | $5.64 |
| | | | 10/31/2000 | N/A |

Total Return for Periods Ended 10/31/2001			
Fund/Index	1 year	5 years	Since Inception
Harbor Mid Cap Growth Fund	−43.60%	N/A	−43.60%
Russell Midcap® Growth	−42.78%	6.87%	−42.78%

In a very difficult environment for growth stocks, the Harbor Mid Cap Growth Fund virtually matched the performance of its target index. The Fund began operations on November 1, 2000.
- A slowing economy and declining corporate profits drove the U.S. equity market dramatically lower for the 12-month period ended October 31, 2001. Growth stocks, particularly technology and technology-related companies, experienced significant price declines. To make matters worse, the faltering economy, already on the verge of recession, was temporarily staggered by the tragic events of September 11.
- Investments in the technology sector were the biggest detractor from the Fund's performance, as tech stocks, as a group, declined by more than 70%. However, investments in the health care, consumer discretionary, and energy sectors added value on a relative basis.
- Strong stock selection and a slightly overweighted position in the health care sector, which declined less than other areas, added value during the period. Stock selection in the consumer discretionary sector also helped to offset losses in the technology sector. Finally, the portfolio was overweighted significantly in the energy sector, which delivered good relative performance.



For the period November 1, 2000 (inception) through October 31, 2001

| HARBOR GROWTH FUND | | Net Asset Value: | 10/31/2001 | $10.19 |
| | | | 10/31/2000 | $24.23 |

Total Return for Periods Ended 10/31/2001			
Fund/Index	1 year	5 years	10 years
Harbor Growth Fund	−53.96%	5.12%	7.11%
Russell Midcap® Growth	−42.78%	6.87%	10.58%
S&P 500	−24.90%	10.04%	12.76%

In an extremely weak market for growth stocks, the Harbor Growth Fund underperformed the Russell Midcap® Growth index for the 12 months ended October 31, 2001.
- The Fund's performance relative to the index was hurt by its overweighting in the information technology sector and by its underweighting in the more defensive consumer discretionary and health care sectors.
- A steep decline in the level of investment in information technology resulted in disappointing earnings for many companies during the first half of the fiscal year. This had an adverse impact on the Fund, which focuses on technology-oriented businesses offering products and services designed to enhance productivity.
- Stock prices in the information technology sector remained under pressure in the second half of the fiscal year, reflecting investor concerns about weakness in the sector and in the broader economy.



Periods ending October 31

The S&P 500 contains equities with large market capitalization without regard to style. The Russell Midcap® Growth index contains equities with smaller market capitalization and a growth style. Therefore, the Russell Midcap® Growth provides a more accurate representation in comparison to the Harbor Growth Fund.

represents past performance and is not predictive of future performance. The returns shown in the graphs and tables do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. For information on the risks associated with these Funds, please refer to the Harbor Fund prospectus.

HARBOR SMALL CAP GROWTH FUND

Net Asset Value:

10/31/2001	$9.72
10/31/2000	N/A

Total Return for Periods Ended 10/31/2001			
Fund/Index	1 year	5 years	Since Inception
Harbor Small Cap Growth Fund	−2.80%	N/A	−2.80%
Russell 2000® Growth	−31.50%	0.96%	−31.50%

In its first full year of operation, the Harbor Small Cap Growth Fund outperformed its target index by more than 28 percentage points. The fund was launched on November 1, 2000.
- In an especially weak climate for small capitalization and aggressive growth stocks, the Fund utilized its disciplined investment style to manage risk. This process is designed to identify companies with relatively low price/earnings ratios compared with their projected growth rates. During the fiscal year, the Fund focused particularly on companies with the ability to grow earnings despite a slowing economy.
- As expected, interest rates declined significantly in 2001, and the Fund's overweighted position in the financial sector contributed positively to performance throughout the fiscal year. Selected health care service providers achieved strong earnings numbers despite the slowing economy, which also contributed to the Fund's performance.
- An overweighted position and favorable stock selection in the energy sector added value. Due to near-term weakness, the Fund reduced its exposure in the energy sector in the second half of the fiscal year. Longer term, however, the Fund believes that the sector's supply/demand outlook is strong and that energy will benefit when the economy turns.
- Due to concerns about overcapacity in the technology sector, the portfolio remained significantly underweighted in that group. This contributed to its strong performance compared to the index.
- Near the end of the fiscal year, the Fund began to add selectively in the technology and consumer sectors, where several stocks had declined to valuation levels that met its buy criteria. These companies are expected to benefit disproportionately from an economic upturn due to significant stimulus from government spending and lower interest rates.



For the period November 1, 2000 (inception) through October 31, 2001

HARBOR INTERNATIONAL GROWTH FUND

Net Asset Value:

10/31/2001	$8.44
10/31/2000	$17.56

Total Return for Periods Ended 10/31/2001			
Fund/Index	1 year	5 years	Since Inception
Harbor International Growth Fund	−45.53%	−6.06%	1.67%
EAFE Growth	−30.82%	−2.54%	−0.02%
EAFE	−25.09%	0.53%	2.77%

The Harbor International Growth Fund posted a negative total return and underperformed the EAFE Growth index for the year ended October 31, 2001, reflecting widespread weakness in international equity markets. Since its inception on November 1, 1993, the Fund outperformed the EAFE Growth index. The Board of Trustees of Harbor Fund voted to replace the Fund's subadviser, Jennison Associates LLC (Jennison) with a new subadviser effective December 1, 2001. The new subadviser, Mastholm Asset Management LLC (Mastholm) began managing the Fund's portfolio on December 1, 2001 pursuant to a revised investment strategy reflecting Mastholm's investment approach. The discussion of the Fund's performance reflects only periods during which Jennison served as subadviser to the Fund.
- Relatively heavy portfolio weightings in information technology and telecommunications stocks, consistent with the fund's growth-oriented investment style, detracted from its absolute performance and from its total return relative to the EAFE growth index.
- During the course of the fiscal year, the fund increased its holdings of stocks of health care companies, which offered clearer near-term earnings visibility than companies in most other sectors. At the same time, it reduced its holdings in the information technology and telecommunications sectors.



The EAFE index contains both growth and value style equities. The EAFE Growth index contains only the growth portion of the EAFE index. Therefore, the EAFE Growth index provides a more accurate representation in comparison to the Harbor International Growth Fund.

HARBOR GLOBAL EQUITY FUND

Net Asset Value:

10/31/2001	$7.39
10/31/2000	N/A

Total Return for Periods Ended 10/31/2001			
Fund/Index	1 year	5 years	Since Inception
Harbor Global Equity Fund	N/A	N/A	−26.10%
MSCI World	−25.58%	4.81%	−23.51%

The Harbor Global Equity Fund slightly underperformed the MSCI World index during the nine months since its inception on February 1, 2001.

During the initial nine-month reporting period since the Fund's inception, the worldwide economic slowdown worsened. As the outlook for global economic growth and corporate profitability continued to deteriorate, stock prices were pressured lower. The U.S. Federal Reserve implemented an aggressive series of interest rate cuts, followed by more modest cuts from European central banks, in efforts to stave off recession. However, the downward trend in economic activity and corporate earnings was aggravated as a result of the September terrorist attacks in the U.S.

- The Fund continued to underweight technology stocks for most of the period, which benefited Fund performance. The outlook for technology stocks remains somewhat murky, as the sector's problems are structural as well as cyclical. However, as the Fund has found specific technology companies with sufficiently attractive fundamentals and valuations, they have been added to the portfolio.
- In recent months, consumer discretionary stocks became an area of greater focus for the Fund. For most of the period, these stocks proved to be relatively resilient even though business conditions were less than optimal. However, this sector was one of the hardest hit following the events of September 11. Therefore, the Fund's overweight position in this sector detracted from performance for the period ended October 31.
- Geographically, the Fund benefited from an overweight allocation to continental Europe and from its exposure to developing markets. Offsetting these benefits, however, was the performance of the Fund's holdings in Asia.



For the period February 1, 2001 (inception) through October 31, 2001

HARBOR CAPITAL APPRECIATION FUND

Net Asset Value:

10/31/2001	$26.40
10/31/2000	$48.16

Total Return for Periods Ended 10/31/2001			
Fund/Index	1 year	5 years	10 years
Harbor Capital Appreciation Fund	−35.23%	11.15%	14.42%
S&P 500	−24.90%	10.04%	12.76%

The Harbor Capital Appreciation Fund underperformed the S&P 500 index for the 12 months ended October 31, 2001, reflecting a very difficult environment for equity securities in general and especially for growth stocks.

- From a longer-term perspective, despite the very challenging conditions of the past 12 months, the Fund continued to outperform the index for the most recent five-year and 10-year periods.
- The Fund's performance relative to the index was hurt by its overweighting in the information technology sector, especially in the first half of the fiscal year.
- During the fiscal year, the Fund lowered its exposure in the information technology and telecommunications sectors, where stock prices remained under pressure as investors reacted to disappointing results and a lack of visibility in future earnings performance. At the same time, it increased its positions in industries such as financial services and health care, which historically have been somewhat more defensive holdings while still offering moderate growth potential.



Periods ending October 31

HARBOR INTERNATIONAL FUND II

Net Asset Value:

10/31/2001	$10.00
10/31/2000	$14.28

Total Return for Periods Ended 10/31/2001			
Fund/Index	1 year	5 years	Since Inception
Harbor International Fund II	−25.22%	2.96%	3.60%
EAFE	−25.09%	0.53%	0.38%

The Harbor International Fund II virtually matched the performance of the EAFE index for the 12 months ended October 31, 2001. The Fund outperformed the index for the latest five-year period and since its inception on June 1, 1996.
- The Fund's performance for the fiscal year was helped by its investments in France and the United Kingdom. Total returns of its holdings in those countries exceeded those of the EAFE indices in France by 14.9% and the United Kingdom by 5.8%.
- Negative performance against country benchmarks was registered in Japan (−10.6%), Switzerland (−10.3%), and Sweden (−8.3%).
- The Fund's portfolio was helped by increases of 6% in the value of the euro and 10% in the value of the Swiss franc compared with the U.S. dollar. This was offset partially by an 11% decrease in the value of the Japanese yen. The British pound was flat.
- Both the Fund and the index suffered double-digit declines in September 2001, as world markets reacted to the terrorist attacks in the U.S. The Fund was down 14.0% in the month while the index declined by 10.1%.



HARBOR INTERNATIONAL FUND

Net Asset Value:

10/31/2001	$28.65
10/31/2000	$38.85

Total Return for Periods Ended 10/31/2001			
Fund/Index	1 year	5 years	10 years
Harbor International Fund	−16.40%	5.59%	9.97%
EAFE	−25.09%	0.53%	4.03%

Favorable stock selection enabled the Harbor International Fund to outperform the EAFE index by more than eight percentage points for the fiscal year ended October 31, 2001. The Fund also continued to outperform the index by wide margins for the latest five-year and 10-year periods.
- Solid performances by automobile, aluminum, tire, and glass companies enabled the Fund's position in France to significantly outperform the index in that country. Investments in tobacco stocks helped the Fund to outperform the EAFE country indices in the United Kingdom and Sweden.
- On the negative side, total returns of the Fund's holdings in Japanese and Swiss stocks were below those of their respective EAFE country indices.
- The Fund's portfolio was helped by increases of 6% in the value of the euro and 10% in the value of the Swiss franc compared with the U.S. dollar. This was offset partially by an 11% decrease in the value of the Japanese yen. The British pound was flat.
- September 2001 was a significantly negative month for both the Fund (−10.4%) and the EAFE index (−10.1%), as world markets reacted to the terrorist attacks in the U.S.



HARBOR LARGE CAP VALUE FUND

Net Asset Value:

10/31/2001	$13.01
10/31/2000	$13.88

Total Return for Periods Ended 10/31/2001			
Fund/Index	1 year	5 years	10 years
Harbor Large Cap Value Fund	–3.20%	9.84%	11.58%
Russell 1000® Value	–11.86%	10.63%	13.57%
S&P 500	–24.90%	10.04%	12.76%

The Harbor Large Cap Value Fund (formerly Harbor Value Fund) outperformed major stock indices by wide margins during a period of significant downward pressure on stock prices. The Fund's total return for the year ended October 31, 2001 exceeded that of the Russell 1000® Value index by more than eight percentage points and that of the S&P 500 index by more than 21 percentage points.

- Effective September 20, 2001, the Fund's name was changed from Harbor Value Fund to Harbor Large Cap Value Fund. At the same time, Armstrong Shaw Associates Inc. assumed responsibility for management of the Fund.
- While maintaining its objective of long-term total return with a value-oriented approach, the Fund implemented several changes in its investment strategies effective September 20, 2001. The Fund is now 100% actively managed, investing in 25 to 40 companies, typically with market capitalizations of $5 billion or more. Previously the Fund was 70% actively managed and 30% passively managed, with investments in more than 200 companies, primarily with market capitalizations of $500 million or more.
- With its value-oriented investment style, the Fund benefited from a shift into more traditional defensive holdings, as investors reacted to disappointing results in the information technology sector.
- Favorable stock selection in the materials, consumer discretionary, and financials sectors contributed to the Fund's superior performance compared to the Russell 1000® Value index. An overweighting in the materials sector and an underweighting in information technology also contributed to the Fund's favorable comparison to the index.



The S&P 500 contains equities with large market capitalization without regard to style. The Russell 1000® Value index contains equities with large market capitalization and a value style. Therefore, the Russell 1000® Value provides a more accurate representation in comparison to the Harbor Large Cap Value Fund.

HARBOR BOND FUND

Net Asset Value:

10/31/2001	$12.05
10/31/2000	$11.00

Total Return for Periods Ended 10/31/2001			
Fund/Index	1 year	5 years	10 years
Harbor Bond Fund	15.35%	8.39%	8.60%
LB AGG	14.56%	8.03%	7.86%

During a time of severe economic and stock market weakness, the Harbor Bond Fund provided a source of stability for investors, posting a total return of 15.35% for the 12 months ended October 31, 2001. The Fund outperformed the Lehman Brothers Aggregate Index for the fiscal year and for the five-year and 10-year periods ended October 31, 2001.

- The Fund reached a milestone in September as its net assets exceeded $1 billion for the first time. Net assets at October 31, 2001, were $1.04 billion, an increase of 44.5% in the 12-month period. The increase reflects both investment performance and new shareholder investments.
- The Fund's portfolio was conservatively positioned in expectation of an extended period of economic weakness and continued monetary easing by the Federal Reserve. This posture served the Fund well both before and after the terrorist attacks of September 11.
- The Fund continued to overweight its allocation to mortgage-backed securities, a strategy that enabled it to gain incremental yield. Performance also was enhanced by a continuation of the Fund's strategy to be underweight in corporate debt securities.
- Falling interest rates provided a positive environment for debt securities, as the Federal Reserve reduced the Federal Funds rate by an aggregate of 400 basis points during the year ended October 31, 2001. The rate fell from 6.5% to 2.5% during that period.
- In January 2001, the Harbor Bond Fund's manager, William Gross of Pacific Investment Management Company, was named by Morningstar as its Fixed Income Manager of the Year. It was the second time in the past three years that he has received this recognition.



HARBOR SHORT DURATION FUND

Net Asset Value: 10/31/2001 $8.69
10/31/2000 $8.51

Total Return for Periods Ended 10/31/2001			
Fund/Index	1 year	5 years	Since Inception
Harbor Short Duration Fund	7.73%	5.97%	5.62%
Salomon Treasury 1 YR CMI	8.46%	6.18%	5.59%

The 12 months ended October 31, 2001 rewarded fixed income investors as the steep decline in interest rates increased total return. The Harbor Short Duration Fund returned 7.73% during the period.
- The Federal Reserve loosened monetary policy throughout 2001 and, subsequent to the events of September 11, implemented an even more aggressive easing in response to weakening economic conditions. From January 1 through October 31, the Federal Funds rate was reduced by an aggregate of 4 percentage points.
- The weighted average maturity of obligations held by the Fund was shorter than that of the Salomon Treasury Constant Maturity index for the 12 months ended October 31, 2001. This was the principal reason for the difference between the Fund's total return and that of the index.
- The Fund virtually matched the index for the latest five-year period and for the period since the Fund's inception on January 1, 1992. The target index bears no operating or transaction costs, while the Fund's total returns are net of such costs.
- The Fund outperformed the average of its peer group, the Morningstar universe of taxable high quality, short duration fixed income funds, by 0.11% for the 12-month period. This was due principally to its holding of selected higher yielding, AAA-rated, asset-backed obligations. In addition, the weighted average maturity of securities in the Fund's portfolio was somewhat longer than that of the peer group average.



As of June 2001, the 1-YR Gvt index has been discontinued by Ibbotson Associates. The Salomon Treasury 1 YR CMI index has been selected as the replacement index. The Salomon Treasury 1 YR CMI index provides an accurate representation in comparison to the Harbor Short Duration Fund.

HARBOR MONEY MARKET FUND

Net Asset Value: 10/31/2001 $1.00
10/31/2000 $1.00

Total Return for Periods Ended 10/31/2001			
Fund/Index	1 year	5 years	10 years
Harbor Money Market Fund	4.83%	5.19%	4.65%
T-Bills	4.48%	5.10%	4.74%
Current Yield for Periods Ended 09/30/2001			
Harbor Money Market Fund*	7 Days: 2.88%		30 Days: 3.05%

The Harbor Money Market Fund outperformed its target, the 90-day Treasury bill, for the 12 months ended October 31, 2001.
- Yields generally fell during the period as the Federal Reserve continued to loosen monetary policy. The Federal Funds rate fell from 6.5% to 2.5% during the year ended October 31, 2001, reflecting this aggressive effort to combat the recessionary economic environment.
- In anticipation of the Federal Reserve easing that subsequently began in January 2001, the Fund's strategy at the beginning of the fiscal year was to invest in longer-duration securities. This benefited the Fund's return by enabling it to lock in the higher yields existing at the time.
- By the end of the fiscal year the maturities of the securities held by the Fund were substantially lower. This reflected a shift in strategy as rates for shorter-term securities were virtually the same as those for one-year securities and the potential for significant further rate cuts had diminished.
- Compared to the average of its peer group, the Morningstar universe of taxable money market funds, the Fund returned an additional 60 basis points (six-tenths of a percentage point). This was due largely to the Fund's lower expense ratio and a weighted average maturity that was longer than that of the peer group average.

An investment in the Harbor Money Market Fund is not insured or guaranteed by the FDIC or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.



* Reflects the Adviser's agreement not to impose all or a portion of its advisory fees. Without such waivers the current 7-day and 30-day yields would have been 2.76% and 2.93%, respectively. The current yield more closely reflects the current earnings of the Harbor Money Market Fund than the total return.

Report of Independent Auditors

To the Shareholders and Board of Trustees of
Harbor Fund

We have audited the accompanying statements of assets and liabilities, including the portfolios of investments, of the Harbor Fund (the Trust) (comprising, respectively, the Harbor Mid Cap Growth Fund, Harbor Growth Fund, Harbor Small Cap Growth Fund, Harbor International Growth Fund, Harbor Global Equity Fund, Harbor Capital Appreciation Fund, Harbor International Fund II, Harbor International Fund, Harbor Large Cap Value Fund (formerly Harbor Value Fund), Harbor Bond Fund, Harbor Short Duration Fund, and Harbor Money Market Fund) as of October 31, 2001, and the related statements of operations for the year then ended, and the statements of changes in net assets and financial highlights for each of the two years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the three years in the period ended October 31, 1999 were audited by other auditors, whose report dated December 14, 1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 2001 by correspondence with the custodian and brokers, or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting Harbor Fund at October 31, 2001, the results of their operations for the year then ended and the changes in their net assets and financial highlights for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Boston, Massachusetts
December 14, 2001

Harbor Mid Cap Growth Fund
PORTFOLIO OF INVESTMENTS—October 31, 2001

Common Stock Holdings (% of net assets)
(Excludes net cash and short-term investment of 0.1%)

Commercial Services & Supplies	0.6
Media	0.8
Wireless Telecommunication Services	0.9
Computers & Peripherals	1.1
Air Freight & Couriers	1.3
Airlines	1.3
Electric Utilities	1.5
Health Care Providers & Services	1.7
Insurance	3.4
Textiles & Apparel	3.5
Electronic Equipment & Instruments	3.9
Pharmaceuticals	4.2
Software	4.6
Communications Equipment	8.8
Specialty Retail	9.0
Energy Equipment & Services	11.8
Semiconductor Equipment & Products	20.5
Biotechnology	21.0

COMMON STOCKS—99.9%

Shares		Value (000s)
AIR FREIGHT & COURIERS—1.3%		
2,900	Expeditors International of Washington Inc.	$ 131
AIRLINES—1.3%		
6,900	SKYWEST Inc.	126
BIOTECHNOLOGY—21.0%		
6,200	Abgenix Inc.*	185
2,000	Alkermes Inc.*	51
8,500	Celgene Corp.*	280
4,200	Cephalon Inc.*	265
3,900	Genzyme Corp.*	210
4,300	Gilead Sciences Inc.*	270
3,800	Invitrogen Corp.*	233
7,700	Medarex Inc.*	159

COMMON STOCKS—Continued

Shares		Value (000s)
5,800	Medimmune Inc.*	$ 228
3,700	OSI Pharmaceuticals Inc.*	169
		2,050
COMMERCIAL SERVICES & SUPPLIES—0.6%		
3,800	CheckFree Corp.*	54
COMMUNICATIONS EQUIPMENT—8.8%		
5,600	Brocade Communication Systems Inc.*	138
6,000	CIENA Corp.*	98
12,100	Enterasys Networks Inc.*	96
11,600	Finisar Corp.*	91
5,900	Harris Corp.	202
2,500	Juniper Networks Inc.*	56
3,300	Oni Systems Inc.*	16
10,400	Powerwave Technologies Inc.*	159
		856
COMPUTERS & PERIPHERALS—1.1%		
3,000	NCR Corp.*	106
ELECTRIC UTILITIES—1.5%		
5,700	Calpine Corp.*	141
ELECTRONIC EQUIPMENT & INSTRUMENTS—3.9%		
2,000	Celestica Inc.*	69
3,800	Intersil Holding Corp. Cl. A*	124
6,100	Sanmina Corp.*	92
4,600	SCI Systems Inc.*	93
		378
ENERGY EQUIPMENT & SERVICES—11.8%		
6,300	BJ Services Co.*	161
2,400	Cooper Cameron Corp.*	94
6,900	Global Industries Ltd.*	49
6,400	Grant Prideco Inc.*	58
3,500	Nabors Industries Inc.*	108
5,700	National-Oilwell Inc.*	106
6,000	Patterson-UTI Energy Inc.*	108
5,100	Precision Drilling Corp.*	129
7,500	Pride International Inc.*	96
4,750	Transocean Sedco Forex Inc.	143
3,000	Weatherford International Inc.*	103
		1,155
HEALTH CARE PROVIDERS & SERVICES—1.7%		
12,600	Caremark Rx Inc.*	169
INSURANCE—3.4%		
8,310	Fidelity National Financial Inc.	191
8,500	First American Corp.	142
		333
MEDIA—0.8%		
4,400	USA Networks Inc.*	81
PHARMACEUTICALS—4.2%		
1,700	Barr Laboratories Inc.*	124
6,500	Sicor Inc.*	122
3,500	Watson Pharmaceuticals Inc.*	167
		413
SEMICONDUCTOR EQUIPMENT & PRODUCTS—20.5%		
8,800	Applied Micro Circuits Corp*	97
12,900	Atmel Corp.*	103
3,200	Cree Inc.*	57
6,800	Cypress Semiconductor Corp.*	134
4,200	Elantec Semiconductor Inc.*	137
3,600	Integrated Device Technology Inc.*	100

Harbor Mid Cap Growth Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
900	KLA-Tencor Corp.*	$ 37
8,000	Lattice Semiconductor Corp.*	140
7,300	LSI Logic Corp.*	124
3,400	Micrel Inc.*	86
5,100	Microchip Technology Inc.*	159
3,200	National Semiconductor Corp.*	83
3,700	Novellus Systems Inc.*	122
3,800	QLogic Corp.*	150
5,500	RF Micro Devices Inc.*	112
3,300	Semtech Corp.*	125
3,700	Teradyne Inc.*	85
3,900	TriQuint Semiconductor Inc.*	69
8,100	Vitesse Semiconductor Corp.*	76
		1,996
SOFTWARE—4.6%		
5,900	Citrix Systems Inc.*	138
1,000	Electronic Arts Inc.*	51
1,100	NVIDIA Corp.*	48
6,600	Smartforce plc ADR[1]*	109
3,700	Veritas Software Corp.*	105
		451
SPECIALTY RETAIL—9.0%		
7,900	Abercrombie & Fitch Co. Cl. A*	149
8,000	Bed Bath & Beyond Inc.*	201
4,200	CDW Computer Centers Inc.*	193
14,600	Foot Locker Inc.*	212
5,200	Tiffany & Co.	122
		877

COMMON STOCKS—Continued

Shares		Value (000s)
TEXTILES & APPAREL—3.5%		
5,800	Jones Apparel Group Inc.*	$ 160
8,100	Polo Ralph Lauren Corp. Cl. A*	178
		338
WIRELESS TELECOMMUNICATION SERVICES—0.9%		
7,300	Crown Castle International Corp.*	85
TOTAL COMMON STOCKS		
	(Cost $11,963)	9,740

SHORT-TERM INVESTMENT—1.7%

(Cost $165)

Principal Amount (000s)		
REPURCHASE AGREEMENT		
$ 165	Repurchase Agreement with State Street Bank & Trust dated October 31, 2001 due November 1, 2001 at 1.00% collateralized by a U.S. Treasury Bill 5.50% August 15, 2028, par value of $165 (repurchase proceeds of $165 when closed on November 1, 2001)	165
TOTAL INVESTMENTS—101.6%		
	(Cost $12,128)	9,905
CASH AND OTHER ASSETS, LESS LIABILITIES—(1.6%)		(153)
TOTAL NET ASSETS—100.0%		$9,752

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Growth Fund
PORTFOLIO OF INVESTMENTS—October 31, 2001

Common Stock Holdings (% of net assets)
(Excludes net cash, convertible bond and short-term investments of 9.3%)



Category	%
Auto Components	0.4
Hotels Restaurants & Leisure	1.1
Wireless Telecommunication Services	1.2
Electric Utilities	1.3
Machinery	1.7
Multiline Retail	4.1
Health Care Providers & Services	4.4
Computers & Peripherals	5.3
Health Care Equipment & Supplies	5.8
Pharmaceuticals	6.5
Internet Software & Services	8.0
Electronic Equipment & Instruments	8.1
Communications Equipment	8.4
Commercial Services & Supplies	8.6
Semiconductor Equipment & Products	9.6
Software	16.2

COMMON STOCKS—90.7%

Shares		Value (000s)
AUTO COMPONENTS—0.4%		
70,000	Tower Automotive Inc.*	$ 428
COMMERCIAL SERVICES & SUPPLIES—8.6%		
140,000	DiamondCluster International Inc. Cl. A*	1,442
450,000	ProsoftTraining.com*	198
200,000	QRS Corp.*	1,940
200,000	Renaissance Learning Inc.*	6,542
		10,122
COMMUNICATIONS EQUIPMENT—8.4%		
290,000	Aspect Communications Corp.*	650
210,000	Comverse Technology Inc.*	3,950
150,000	JDS Uniphase Corp.*	1,199
190,000	Proxim Inc.*	1,286
440,000	Symmetricom Inc.*	2,464
350,000	Verilink Corp.*	353
		9,902

COMMON STOCKS—Continued

Shares		Value (000s)
COMPUTERS & PERIPHERALS—5.3%		
175,000	EMC Corp.*	$ 2,156
7,361	McDATA Corp. Cl. A*	108
300,000	Network Appliance Inc.*	3,990
		6,254
ELECTRIC UTILITIES—1.3%		
110,800	AES Corp.*	1,535
ELECTRONIC EQUIPMENT & INSTRUMENTS—8.1%		
280,000	Checkpoint Systems Inc.*	2,929
280,000	LoJack Corp.*	1,498
415,000	Pinnacle Systems Inc.*	1,789
230,000	Planar Systems Inc.*	3,344
		9,560
HEALTH CARE EQUIPMENT & SUPPLIES—5.8%		
250,000	Kensey Nash Corp.*	4,687
130,000	Molecular Devices Corp.*	2,105
		6,792
HEALTH CARE PROVIDERS & SERVICES—4.4%		
130,000	Health Management Associates Inc. Cl. A*	2,534
105,000	Orthodontic Centers of America Inc.*	2,649
		5,183
HOTELS RESTAURANTS & LEISURE—1.1%		
60,000	Carnival Corp.	1,307
INTERNET SOFTWARE & SERVICES—8.0%		
200,000	Accrue Software Inc.*	78
100,000	Netegrity Inc.*	1,174
200,000	Secure Computing Corp.*	3,270
130,000	Sonicwall Inc.*	1,846
150,000	Stellent Inc.*	3,075
		9,443
MACHINERY—1.7%		
200,000	Flow International Corp.*	1,958
MULTILINE RETAIL—4.1%		
67,500	Dollar Tree Stores Inc.*	1,517
100,000	TJX Cos. Inc.	3,380
		4,897
PHARMACEUTICALS—6.5%		
85,517	Elan Corp. plc ADR[1]*	3,904
150,000	K-V Pharmaceutical Co. Cl. A*	3,790
		7,694
SEMICONDUCTOR EQUIPMENT & PRODUCTS—9.6%		
200,000	ATMI Inc.*	3,812
97,725	Maxim Integrated Products Inc.*	4,471
172,605	TriQuint Semiconductor Inc.*	3,052
		11,335
SOFTWARE—16.2%		
23,800	Ansoft Corp.*	424
220,000	Documentum Inc.*	3,249
150,000	Innoveda Inc.*	183
500,000	Legato Systems Inc.*	4,195
270,000	MRO Software Inc.*	3,564
160,000	SERENA Software Inc.*	2,586
50,000	Symantec Corp.*	2,749
150,000	Wind River Systems Inc.*	2,151
		19,101

Harbor Growth Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
WIRELESS TELECOMMUNICATION SERVICES—1.2%		
180,000	Nextel Communications Inc. Cl. A*	$ 1,431
TOTAL COMMON STOCKS		
	(Cost $145,014)	106,942

CONVERTIBLE BOND—1.1%

(Cost $2,716)

Principal Amount (000s)		Value (000s)
	SystemOne Technologies Inc.	
$ 2,714	8.250%—02/23/2003 PIK[2]	1,357

SHORT-TERM INVESTMENTS—8.4%

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
	American Express Credit Corp. Yrs 1&2	
$ 2,335	2.380%—11/01/2001	$ 2,335
1,610	2.460%—11/02/2001	1,610
		3,945
	Chevron USA Inc. Yrs 1&2	
2,884	2.440%—11/06/2001	2,884
	General Electric Capital Corp.	
3,103	2.480%—11/05/2001	3,103
TOTAL SHORT-TERM INVESTMENTS		
	(Cost $9,932)	9,932
TOTAL INVESTMENTS—100.2%		
	(Cost $157,662)	118,231
CASH AND OTHER ASSETS, LESS LIABILITIES—(0.2%)		(280)
TOTAL NET ASSETS—100.0%		$117,951

---

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

2 PIK—Payment-in-kind security.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Small Cap Growth Fund
PORTFOLIO OF INVESTMENTS—October 31, 2001

Common Stock Holdings (% of net assets)
(Excludes net cash and short-term investment of 19.1%)

Communications Equipment	1.2
Internet Software & Services	1.3
Software	1.3
Electronic Equipment & Instruments	1.4
Metals & Mining	1.4
Diversified Financials	1.5
Pharmaceuticals	1.8
Oil & Gas	2.0
Semiconductor Equipment & Products	3.2
Specialty Retail	3.5
Hotels Restaurants & Leisure	4.1
Banks	4.2
Health Care Equipment & Supplies	4.9
Insurance	5.7
Biotechnology	5.8
Energy Equipment & Services	8.3
Media	9.3
Commercial Services & Supplies	9.6
Health Care Providers & Services	10.4

COMMON STOCKS—80.9%

Shares		Value (000s)
BANKS—4.2%		
12,400	Greater Bay Bancorp	$ 283
8,700	Southwest Bancorporation of Texas Inc.*	250
6,800	UCBH Holdings Inc.	197
		730
BIOTECHNOLOGY—5.8%		
7,600	Albany Molecular Research Inc.*	211
9,700	Celgene Corp.*	319
36,400	Regeneration Technologies Inc.*	396
10,600	Sequenom Inc.*	79
		1,005

COMMON STOCKS—Continued

Shares		Value (000s)
COMMERCIAL SERVICES & SUPPLIES—9.6%		
3,600	Administaff Inc.*	$ 81
8,800	Career Education Corp.*	229
7,400	DeVry Inc.*	199
10,700	Digitalthink Inc.*	89
6,400	National Data Corp.	225
15,000	Republic Services Inc. Cl. A	246
4,700	Stericycle Inc.*	226
12,400	Waste Connections Inc.*	362
		1,657
COMMUNICATIONS EQUIPMENT—1.2%		
11,300	Advanced Fibre Communications Inc.*	211
DIVERSIFIED FINANCIALS—1.5%		
10,000	Indymac Bancorp Inc.*	257
ELECTRONIC EQUIPMENT & INSTRUMENTS—1.4%		
20,500	Therma-Wave Inc.*	249
ENERGY EQUIPMENT & SERVICES—8.3%		
13,900	Helmerich & Payne Inc.	422
5,100	SEACOR Smit Inc.*	202
36,800	Superior Energy Services Inc.*	291
15,900	Varco International Inc.*	238
14,300	W-H Energy Services Inc.*	288
		1,441
HEALTH CARE EQUIPMENT & SUPPLIES—4.9%		
25,500	Alliance Imaging Inc.	312
10,000	Meridian Medical Technologies Inc.*	219
11,000	Wilson Greatbatch Technologies Inc.*	316
		847
HEALTH CARE PROVIDERS & SERVICES—10.4%		
15,100	Manor Care Inc.*	353
45,000	PSS World Medical Inc.*	406
25,100	Quintiles Transnational Corp.*	398
18,000	Select Medical Corp.*	315
18,800	UroCor Inc.*	335
		1,807
HOTELS RESTAURANTS & LEISURE—4.1%		
9,000	CEC Entertainment Inc.*	349
17,300	Extended Stay America Inc.*	234
10,400	Six Flags Operations Inc.*	123
		706
INSURANCE—5.7%		
4,600	Everest Reinsurance Holdings Inc.	308
8,000	Philadelphia Consolidated Holdings Corp.	314
3,800	RenaissanceRe Holdings Ltd.	367
		989
INTERNET SOFTWARE & SERVICES—1.3%		
14,000	Forrester Research Inc.*	226
MEDIA—9.3%		
30,000	Boron, LePore & Associates Inc.*	386
27,400	Entravision Communications Corp.*	290
8,200	Information Holdings Inc.*	180
14,700	Insight Communications Co. Inc. Cl. A*	301
13,300	Mediacom Communications Corp. Cl. A*	178
38,000	Sinclair Broadcast Group Inc. Cl. A*	280
		1,615
METALS & MINING—1.4%		
11,300	Arch Coal Inc.	249

Harbor Small Cap Growth Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
OIL & GAS—2.0%		
45,500	Chesapeake Energy Corp.*	$ 330
PHARMACEUTICALS—1.8%		
21,200	Salix Pharmaceuticals Ltd.*	304
SEMICONDUCTOR EQUIPMENT & PRODUCTS—3.2%		
8,200	Alpha Industries Inc.*	191
12,000	Varian Semiconductor Equipment Associates Inc.*	360
		551
SOFTWARE—1.3%		
13,900	Smartforce plc ADR[1]*	229
SPECIALTY RETAIL—3.5%		
6,900	Cost Plus Inc.*	134
14,000	Guitar Center Inc.*	193
10,800	Williams-Sonoma Inc.*	280
		607
TOTAL COMMON STOCKS		
	(Cost $13,955)	14,010

SHORT-TERM INVESTMENT—19.6%
(Cost $3,398)

Principal Amount (000s)		Value (000s)
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated October 31, 2001 due November 1, 2001 at 1.00% collateralized by a U.S. Treasury Bill 5.50% August 15, 2028, par value of $3,330 (repurchase proceeds of $3,398 when	
$3,398	closed on November 1, 2001)	$ 3,398
TOTAL INVESTMENTS—100.5%		
	(Cost $17,353)	17,408
CASH AND OTHER ASSETS, LESS LIABILITIES—(0.5%)		(91)
TOTAL NET ASSETS—100.0%		$17,317

---

1   ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

*   Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Growth Fund

PORTFOLIO OF INVESTMENTS—October 31, 2001

Investment Holdings by Country (% of net assets)

(Excludes net cash and short-term investments of 11.6%)

Singapore (SGP) 1.0
Finland (FIN) 1.8
Denmark (DEN) 2.1
Japan (JP) 2.7
Spain (SP) 4.3
Switzerland (SWS) 4.9
Australia (AUS) 5.2
Netherlands (NET) 6.8
Germany (GER) 7.4
Hong Kong (HK) 7.8
France (FR) 15.6
United Kingdom (UK) 28.8

COMMON STOCKS—88.4%

Shares		Value (000s)
AUTOMOBILES—2.8%		
43,462	Porsche AG Pfd. (GER)	$ 12,119
BANKS—6.7%		
1,063,389	Banco Bilbao Vizcaya Argentaria SA (SP)	11,889
758,852	DBS Group Holdings Ltd. (SGP)	4,329
548,226	Royal Bank of Scotland Group plc (UK)	13,101
		29,319
BEVERAGES—2.6%		
1,157,194	Diageo plc (UK)	11,541
BIOTECHNOLOGY—4.9%		
27,261	Serono SA Cl. B (SWS)	21,521
COMMERCIAL SERVICES & SUPPLIES—7.0%		
4,124,091	Brambles Industries Ltd. (AUS)	22,590
1,266,422	The Capita Group plc (UK)	8,003
		30,593
COMMUNICATIONS EQUIPMENT—1.8%		
375,590	Nokia Oyj Series A (FIN)	7,848
DISTRIBUTORS—4.3%		
19,858,200	Li & Fung Ltd. (HK)	18,967
DIVERSIFIED TELECOMMUNICATION SERVICES—2.9%		
3,092,304	COLT Telecom Group plc (UK)	5,278
595,500	Telefonica SA (SP)*	7,145
		12,423
ELECTRIC UTILITIES—0.9%		
1,217,066	International Power plc (UK)	3,907

COMMON STOCKS—Continued

Shares		Value (000s)
ELECTRICAL EQUIPMENT—3.4%		
17,217,200	Johnson Electric Holdings Ltd. (HK)	$ 15,010
FOOD & DRUG RETAILING—2.8%		
434,418	Koninklijke Ahold NV (NET)	12,215
HOUSEHOLD PRODUCTS—2.5%		
793,929	Reckitt Benckiser plc (UK)	11,072
INSURANCE—0.4%		
5,900	Muenchener Ruckversicherungs-Ges AG—Registered (GER)	1,558
IT CONSULTING & SERVICES—5.4%		
199,804	Altran Technologies (FR)	9,165
1,334,836	Logica plc (UK)	14,427
		23,592
MEDIA—12.2%		
1,366,042	Pearson plc (UK)	16,332
2,403,503	Reed International plc (UK)	19,658
597,871	Verenigde Nederlandse Uitgeversbedrijven NV (NET)	17,423
		53,413
OIL & GAS—3.8%		
119,180	Total Fina Elf SA (FR)	16,723
PHARMACEUTICALS—11.8%		
281,475	Aventis SA (FR)	20,697
228,991	Novo Nordisk AS Series B (DEN)	9,279
328,014	Sanofi Synthelabo (FR)	21,611
		51,587
SOFTWARE—4.3%		
179,668	SAP AG (GER)	18,584
WIRELESS TELECOMMUNICATION SERVICES—7.9%		
885	NTT DoCoMo Inc. (JP)	11,988
9,738,252	Vodafone Group plc (UK)	22,493
		34,481
TOTAL COMMON STOCKS		
	(Cost $481,724)	386,473

SHORT-TERM INVESTMENTS—10.1%

Principal Amount (000s)		
COMMERCIAL PAPER		
	American Express Credit Corp.	
$ 21,000	2.580%—11/01/2001	21,000
	Chevron USA Inc. Yrs 1&2	
2,164	2.500%—11/01/2001	2,164
	General Electric Capital Corp.	
21,000	2.560%—11/01/2001	21,000
TOTAL SHORT-TERM INVESTMENTS		
	(Cost $44,164)	44,164
TOTAL INVESTMENTS—98.5%		
	(Cost $525,888)	430,637
CASH AND OTHER ASSETS, LESS LIABILITIES—1.5%		6,564
TOTAL NET ASSETS—100.0%		$437,201

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Global Equity Fund
PORTFOLIO OF INVESTMENTS—October 31, 2001

Investment Holdings by Country (% of net assets)
(Excludes net cash and short-term investment of 8.4%)

Country	%
Israel (IL)	0.2
Portugal (PORT)	0.3
Spain (SP)	0.3
Finland (FIN)	0.4
South Korea (S. KOR)	0.4
Singapore (SGP)	0.5
Taiwan (TWN)	0.5
Belgium (BEL)	0.6
Brazil (BR)	0.6
Canada (CAN)	0.6
Hong Kong (HK)	0.6
Denmark (DEN)	0.7
Ireland (IE)	0.9
Mexico (MEX)	1.0
Italy (IT)	1.4
Switzerland (SWS)	2.4
Germany (GER)	2.9
Netherlands (NET)	3.6
France (FR)	4.5
Japan (JP)	5.3
United Kingdom (UK)	10.2
United States (US)	53.7

COMMON STOCKS—91.6%

Shares		Value (000s)
AEROSPACE & DEFENSE—1.0%		
1,200	Embraer-Empresa Bras de Aeronautica Pfd. ADR (BR)[1]	$ 21
600	General Dynamics Corp. (US)	49
		70
AIR FREIGHT & COURIERS—0.3%		
1,000	Yamato Transport Co. Ltd. (JP)	19

COMMON STOCKS—Continued

Shares		Value (000s)
AUTOMOBILES—1.8%		
600	Bayerische Motoren Werke AG (GER)	$ 18
900	Ford Motor Co. (US)	14
1,000	Honda Motor Co. Ltd. (JP)	36
9,000	Nissan Motor Co. (JP)	40
400	Peugeot SA (FR)	16
		124
BANKS—7.8%		
2,200	Allied Irish Banks plc (IE)	21
1,400	Bank of America Corp. (US)	83
2,900	Bank of Ireland (IE)	26
500	BNP Paribas (FR)	42
2,500	Dexia (BEL)	38
700	HSBC Holdings plc ADR (UK)[1]	38
3,300	HSBC Holdings plc (UK)	36
10,200	IntesaBCI SpA (IT)	24
40	Julius Baer Holding Ltd. (SWS)	12
1,300	Royal Bank of Canada (CAN)	39
2,100	Royal Bank of Scotland Group plc (UK)	50
2,800	Standard Chartered plc (UK)	28
600	UBS AG ADR (SWS)[1]	28
660	UBS AG—Registered (SWS)	31
1,100	Uniao de Bancos Brasileiro SA (BR)	17
450	Washington Mutual Inc. (US)	14
		527
BEVERAGES—0.6%		
800	Pepsico Inc. (US)	39
BIOTECHNOLOGY—1.2%		
1,400	Amgen Inc. (US)*	80
BUILDING PRODUCTS—0.2%		
300	American Standard Cos. Inc. (US)*	17
CHEMICALS—2.1%		
1,800	Akzo Nobel NV ADR (NET)[1]	74
200	Akzo Nobel NV (NET)	8
1,200	Praxair Inc. (US)	57
		139
COMMERCIAL SERVICES & SUPPLIES—0.6%		
600	First Data Corp. (US)	41
COMMUNICATIONS EQUIPMENT—1.1%		
1,600	Cisco Systems Inc. (US)	27
1,200	Nokia Oyj ADR (FIN)[1]	25
400	QUALCOMM Inc. (US)	20
		72
COMPUTERS & PERIPHERALS—2.2%		
900	EMC Corp. (US)*	11
1,000	International Business Machines Corp. (US)	108
3,000	NEC Corp. (JP)	27
		146
CONSTRUCTION & ENGINEERING—0.2%		
300	Fluor Corp. New (US)	11
CONSTRUCTION MATERIALS—0.7%		
150	Holcim SA—Bearer (SWS)	29
250	Lafarge SA—Bearer (FR)	22
		51
DIVERSIFIED FINANCIALS—6.7%		
600	American Express Co. (US)	18
1,000	AMVESCAP plc ADR (UK)[1]	24
2,400	AMVESCAP plc (UK)	29

Harbor Global Equity Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
4,000	Citigroup Inc. (US)	$ 182
4,000	Daiwa Securities Group Inc. (JP)	26
400	Goldman Sachs Group Inc. (US)	31
1,600	ING Groep NV ADR (NET)[1]	40
800	ING Groep NV (NET)	20
300	Merrill Lynch & Co. Inc. (US)	13
3,000	Nomura Securities Co. Ltd. (JP)	39
6,000	Sumitomo Trust & Banking Co. Ltd. (JP)	33
		455
DIVERSIFIED TELECOMMUNICATION SERVICES—3.1%		
500	Korea Telecom Corp. ADR (S. KOR)[1]	10
2,700	Portugal Telecom SGPS SA—Registered (PORT)	21
1,500	SBC Communications Inc. (US)	57
1,000	Telefonos de Mexico SA de CV ADR (MEX)[1]	34
1,200	Verizon Communications (US)	60
2,300	WorldCom Inc. (US)	31
		213
ELECTRIC UTILITIES—1.3%		
700	Calpine Corp. (US)	17
900	Duke Energy Corp. (US)	35
400	E. On AG (DEN)	21
600	Reliant Energy Inc. (US)	17
		90
ENERGY EQUIPMENT & SERVICES—1.0%		
1,100	Baker Hughes Inc. (US)	39
600	Schlumberger Ltd. (US)	29
		68
FOOD & DRUG RETAILING—1.2%		
612	Koninklijke Ahold NV ADR (NET)[1]	17
2,200	Koninklijke Ahold NV (NET)	62
		79
FOOD PRODUCTS—0.9%		
600	Nestle SA ADR (SWS)[1]	31
160	Nestle SA—Registered (SWS)	33
		64
GAS UTILITIES—1.2%		
1,400	Kinder Morgan Inc. (US)	69
600	Sempra Energy (US)	14
		83
HEALTH CARE PROVIDERS & SERVICES—0.6%		
200	Cardinal Health Inc. (US)	13
400	Fresenius Medical Care AG (DEN)	25
		38
HOTELS RESTAURANTS & LEISURE—2.8%		
1,790	Carnival Corp. (US)	39
10,400	Compass Group plc (UK)	76
12,500	Hilton Group plc (UK)	32
5,800	P&O Princess Cruises plc (UK)	21
2,100	Six Continents plc (UK)	19
		187
HOUSEHOLD DURABLES—0.5%		
1,900	Sega Corp. (JP)	37
HOUSEHOLD PRODUCTS—0.8%		
700	Procter & Gamble Co. (US)	52

COMMON STOCKS—Continued

Shares		Value (000s)
INDUSTRIAL CONGLOMERATES—3.4%		
4,600	General Electric Co. (US)	$ 167
4,000	Hitachi Ltd. (JP)	27
700	Tyco International Ltd. (US)	34
		228
INSURANCE—5.8%		
800	Aegon NV (NET)	20
700	AFLAC Inc. (US)	17
100	Allianz AG—Registered (GER)	24
800	Allstate Corp. (US)	25
900	American International Group Inc. (US)	71
1,500	Assicurazioni Generali SpA (IT)	41
1,300	Hartford Financial Services Group Inc. (US)	70
800	Lincoln National Corp. (US)	34
250	Muenchener Ruckversicherungs-Ges AG—Registered (GER)	66
2,100	Riunione Adriatica di Sicurta SpA (IT)	25
		393
INTERNET SOFTWARE & SERVICES—0.2%		
500	Check Point Software Technologies Ltd. (IL)*	15
IT CONSULTING & SERVICES—1.2%		
1,200	Accenture Ltd. Cl. A (US)	21
900	Electronic Data Systems Corp. (US)	58
100	Tietoenator Ojy (FIN)	2
		81
MACHINERY—0.9%		
600	Caterpillar Inc. (US)	27
10,000	Mitsubishi Heavy Industries Ltd. (JP)	34
		61
MEDIA—6.2%		
2,600	AOL Time Warner Inc. (US)*	81
1,000	Clear Channel Communications Inc. (US)*	38
800	Comcast Corp. Cl. A (US)	29
900	Disney (Walt) Co. (US)	17
1,100	Grupo Televisa SA de CV ADR (MEX)[1]	33
1,300	Liberty Media Corp. Series A (US)	15
900	Mediaset SpA (IT)	6
800	New York Times Co. Cl. A (US)	33
400	Omnicom Group Inc. (US)	31
1,300	Pearson plc ADR (UK)[1]	16
200	Reed International plc ADR (UK)[1]	7
4,200	Reed International plc (UK)	34
900	Sogecable SA (SP)	20
700	Viacom Inc. Cl. B (US)	26
500	Vivendi Universal SA ADR (FR)[1]	23
200	Vivendi Universal SA (FR)	9
		418
METALS & MINING—3.1%		
3,000	Alcoa Inc. (US)	97
1,300	Johnson Matthey Public Ltd. Co. (UK)	17
800	Nucor Corp. (US)	33
300	Pechiney SA ADR (FR)[1]	7
200	Pechiney SA (FR)	9
1,000	Pohang Iron & Steel Co. Ltd. ADR (S. KOR)[1]*	17
1,000	Rio Tinto plc—Registered (UK)	16
500	The Shaw Group Inc. (US)	14
		210

Harbor Global Equity Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
MULTILINE RETAIL—2.6%		
5,818	Kingfisher plc (UK)	$ 27
2,100	Target Corp. (US)	65
1,600	Wal-Mart Stores Inc. (US)	82
		174
MULTI-UTILITIES—0.8%		
1,300	Suez (FR)	41
400	Vivendi Environnement (FR)	15
		56
OIL & GAS—5.4%		
600	BP plc ADR (UK)[1]	29
4,000	BP plc (UK)	32
4,000	Exxon Mobil Corp. (US)	158
600	Total Fina Elf SA ADR (FR)[1]	42
400	Total Fina Elf SA Cl. B (FR)	56
1,600	Unocal Corp. (US)	51
		368
PHARMACEUTICALS—9.5%		
400	Abbott Laboratories (US)	21
1,200	American Home Products Corp. (US)	67
300	Aventis SA (FR)	22
300	Elan Corp. plc ADR (IE)[1]*	14
700	Eli Lilly & Co. (US)	54
1,400	GlaxoSmithKline plc ADR (UK)[1]	75
1,700	Johnson & Johnson (US)	98
1,100	Merck & Co. Inc. (US)	70
3,600	Pfizer Inc. (US)	151
400	Pharmacia Corp. (US)	16
1,100	Schering AG (GER)	57
		645
ROAD & RAIL—1.1%		
1,100	CSX Inc. (US)	37
700	Union Pacific Corp. (US)	36
		73
SEMICONDUCTOR EQUIPMENT & PRODUCTS—2.7%		
300	Applied Materials Inc. (US)*	10
1,900	Flextronics International Ltd. (SGP)*	38
1,000	Micron Technology Inc. (US)*	23
2,800	Taiwan Semiconductor Manufacturing Co. Ltd. ADR (TWN)[1]*	36
2,600	Texas Instruments Inc. (US)	73
		180

COMMON STOCKS—Continued

Shares		Value (000s)
SOFTWARE—2.7%		
2,600	Microsoft Corp. (US)*	$ 151
300	SAP AG (GER)	31
		182
SPECIALTY RETAIL—1.1%		
100	Fast Retailing Co. Ltd. (JP)	12
500	Gap Inc. (US)	7
1,400	Home Depot Inc. (US)	54
		73
TOBACCO—2.7%		
3,900	Philip Morris Cos. Inc. (US)	183
WIRELESS TELECOMMUNICATION SERVICES—2.3%		
1,900	China Mobile (Hong Kong) Ltd. ADR (HK)[1]*	29
4,000	China Mobile (Hong Kong) Ltd. (HK)*	12
2	NTT DoCoMo Inc. (JP)	27
1,100	Vodafone Group plc ADR (UK)[1]	25
27,000	Vodafone Group plc (UK)	62
		155
TOTAL COMMON STOCKS		
(Cost $7,069)		6,197

SHORT-TERM INVESTMENT—8.7%
(Cost $587)

Principal Amount (000s)		
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated October 31, 2001 due November 1, 2001 at 1.00% collateralized by a U.S. Treasury Bill 5.50% August 15, 2028, par value of $575 (repurchase proceeds of $587 when closed	
$ 587	on November 1, 2001)	587
TOTAL INVESTMENTS—100.3%		
(Cost $7,656)		6,784
CASH AND OTHER ASSETS, LESS LIABILITIES—(0.3%)		(19)
TOTAL NET ASSETS—100.0%		$6,765

---

1   ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

*   Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Capital Appreciation Fund
PORTFOLIO OF INVESTMENTS—October 31, 2001

Common Stock Holdings (% of net assets)
(Excludes net cash and short-term investments of 1.0%)

Hotels Restaurants & Leisure	0.6
Commercial Services & Supplies	0.8
Personal Products	0.9
Banks	1.5
Health Care Equipment & Supplies	1.5
Aerospace & Defense	1.8
Beverages	3.2
Wireless Telecommunication Services	3.3
Specialty Retail	3.6
Communications Equipment	3.7
Energy Equipment & Services	4.3
Software	4.6
Semiconductor Equipment & Products	4.8
Multiline Retail	5.0
Biotechnology	5.1
Computers & Peripherals	6.1
Insurance	6.1
Industrial Conglomerates	6.4
Media	9.4
Diversified Financials	12.4
Pharmaceuticals	13.9

COMMON STOCKS—99.0%

Shares		Value (000s)
AEROSPACE & DEFENSE—1.8%		
761,100	Lockheed Martin Corp.	$ 37,119
726,100	Northrop Grumman Corp.	72,574
		109,693
BANKS—1.5%		
2,665,400	Bank One Corp.	88,465

COMMON STOCKS—Continued

Shares		Value (000s)
BEVERAGES—3.2%		
4,005,200	Pepsico Inc.	$ 195,093
BIOTECHNOLOGY—5.1%		
2,446,900	Amgen Inc.*	139,033
2,089,900	Genentech Inc.*	109,197
1,261,000	Sepracor Inc.	59,822
		308,052
COMMERCIAL SERVICES & SUPPLIES—0.8%		
1,811,000	Concord EFS Inc.	49,567
COMMUNICATIONS EQUIPMENT—3.7%		
6,659,600	Cisco Systems Inc.*	112,680
5,250,500	Nokia Oyj ADR[1]*	107,688
		220,368
COMPUTERS & PERIPHERALS—6.1%		
4,563,100	Dell Computer Corp.*	109,423
2,679,700	Hewlett-Packard Co.	45,099
1,643,100	International Business Machines Corp.	177,570
3,752,400	Sun Microsystems Inc.*	38,087
		370,179
DIVERSIFIED FINANCIALS—12.4%		
547,400	American Express Co.	16,110
5,432,766	Citigroup Inc.	247,300
428,200	Federal Home Loan Mortgage Corp.	29,041
353,600	Federal National Mortgage Association	28,627
1,002,200	Goldman Sachs Group Inc.	78,332
1,745,300	Household International Inc.	91,279
2,651,000	MBNA Corp.	73,194
1,087,900	Merrill Lynch & Co. Inc.	47,552
1,471,240	Morgan Stanley Dean Witter & Co.	71,973
567,300	Standard & Poor Depository Receipts Trust Series 1*	60,066
		743,474
ENERGY EQUIPMENT & SERVICES—4.3%		
4,006,400	Halliburton Co.	98,918
3,247,200	Schlumberger Ltd.	157,229
		256,147
HEALTH CARE EQUIPMENT & SUPPLIES—1.5%		
1,888,600	Baxter International Inc.	91,352
HOTELS RESTAURANTS & LEISURE—0.6%		
1,217,300	Marriott International Inc. Cl. A	38,138
INDUSTRIAL CONGLOMERATES—6.4%		
4,262,500	General Electric Co.	155,198
709,900	Minnesota Mining & Manufacturing Co.	74,099
3,147,100	Tyco International Ltd.	154,648
		383,945
INSURANCE—6.1%		
2,783,925	American International Group Inc.	218,817
1,101,700	Hartford Financial Services Group Inc.	59,492
1,020,400	XL Capital Ltd.	88,632
		366,941
MEDIA—9.4%		
2,543,550	AOL Time Warner Inc.*	79,384
1,041,900	Cablevision Systems Corp. Cl. A*	35,685
8,830,400	Liberty Media Corp. Series A*	103,227
989,900	New York Times Co. Cl. A	40,833
1,535,400	Omnicom Group	117,888
1,585,700	Univision Communications Inc. Cl. A	39,642
4,142,740	Viacom Inc. Cl. B*	151,251
		567,910

Harbor Capital Appreciation Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
MULTILINE RETAIL—5.0%		
636,100	BJ's Wholesale Club Inc.	$ 32,295
2,757,700	Kohls Corp.*	153,356
2,279,600	Wal-Mart Stores Inc.	117,171
		302,822
PERSONAL PRODUCTS—0.9%		
1,707,100	Gillette Co.	53,074
PHARMACEUTICALS—13.9%		
2,498,100	Abbott Laboratories	132,349
3,061,900	American Home Products Corp.	170,946
818,100	Aventis SA ADR[1]	59,844
3,010,900	Johnson & Johnson	174,361
4,139,350	Pfizer Inc.	173,439
3,089,978	Pharmacia Corp.	125,206
		836,145
SEMICONDUCTOR EQUIPMENT & PRODUCTS—4.8%		
796,500	Applied Materials Inc.*	27,169
3,696,400	Intel Corp.	90,266
776,200	KLA-Tencor Corp.*	31,716
687,800	Novellus Systems Inc.	22,718
770,300	STMicroelectronics NV ADR[1]	21,545
3,456,400	Texas Instruments Inc.	96,745
		290,159
SOFTWARE—4.6%		
3,731,400	Microsoft Corp.*	216,981
4,124,100	Oracle Corp.	55,923
253,200	SAP AG ADR[1]	6,507
		279,411
SPECIALTY RETAIL—3.6%		
3,690,050	Home Depot Inc.	141,071
3,118,400	Tiffany & Co.	72,939
		214,010

COMMON STOCKS—Continued

Shares		Value (000s)
WIRELESS TELECOMMUNICATION SERVICES—3.3%		
2,088,100	AT&T Wireless Services Inc.*	$ 30,152
3,400,400	Sprint Corp. Series 1*	75,829
4,046,672	Vodafone Group plc ADR[1]*	93,559
		199,540
TOTAL COMMON STOCKS		
(Cost $6,087,599)		5,964,485

SHORT-TERM INVESTMENTS—1.3%

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
	American Express Credit Corp.	
$ 26,539	2.580%—11/01/2001	26,539
	Chevron USA Inc. Yrs 1&2	
50,000	2.500%—11/01/2001	50,000
TOTAL SHORT-TERM INVESTMENTS		
(Cost $76,539)		76,539
TOTAL INVESTMENTS—100.3%		
(Cost $6,164,138)		6,041,024
CASH AND OTHER ASSETS, LESS LIABILITIES—(0.3%)		(20,925)
TOTAL NET ASSETS—100.0%		$6,020,099

---

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Fund II
PORTFOLIO OF INVESTMENTS—October 31, 2001

Investment Holdings by Country (% of net assets)
(Excludes net cash of 0.4%)

Country	%
China (CHN)	1.0
Brazil (BR)	1.3
Portugal (PORT)	1.5
Singapore (SGP)	1.7
Israel (IL)	1.9
Australia (AUS)	2.1
Japan (JP)	4.4
Finland (FIN)	5.0
Germany (GER)	5.2
Italy (IT)	6.2
Netherlands (NET)	6.8
Sweden (SW)	6.8
Hong Kong (HK)	7.7
Switzerland (SWS)	10.4
United Kingdom (UK)	11.6
France (FR)	26.0

COMMON STOCKS—99.6%

Shares		Value (000s)
AUTO COMPONENTS—2.0%		
50,267	Michelin Cl. B—Registered (FR)	$ 1,552
AUTOMOBILES—2.3%		
43,474	Peugeot SA (FR)	1,765
BANKS—20.1%		
103,230	ABN AMRO Holdings NV (NET)	1,575
55,090	BNP Paribas (FR)	4,578
33,526	Deutsche Bank AG—Registered (GER)	1,863
693,930	IntesaBCI SpA (IT)	1,623
125,667	San Paolo IMI SpA (IT)	1,319
130,155	Standard Chartered plc (UK)	1,299
40,392	UBS AG—Registered (SWS)	1,876
238,000	United Overseas Bank Ltd. (Alien Market) (SGP)	1,332
		15,465
BUILDING PRODUCTS—1.3%		
7,181	Compagnie de Saint-Gobain (FR)	998

COMMON STOCKS—Continued

Shares		Value (000s)
CHEMICALS—1.7%		
44,881	Bayer AG (GER)	$ 1,332
5	Givaudan SA (SWS)	2
		1,334
COMMUNICATIONS EQUIPMENT—8.4%		
42,700	Alcatel Series A (FR)	644
50,000	Ericsson (LM) Tel Ab Cl. B ADR (SW)[1]	213
951,657	Ericsson (LM) Tel Ab Series B (SW)	4,122
99,574	NICE Systems Ltd. ADR (IL)[1]*	1,489
		6,468
DIVERSIFIED FINANCIALS—5.2%		
97,394	ING Groep NV (NET)	2,427
386,000	Swire Pacific Ltd. Cl. A (HK)	1,608
		4,035
HOTELS RESTAURANTS & LEISURE—2.7%		
64,935	Accor SA (FR)	2,037
HOUSEHOLD DURABLES—2.8%		
56,300	Sony Corp. (JP)	2,127
INSURANCE—8.5%		
67,322	Assicurazioni Generali SpA (IT)	1,844
99,628	AXA UAP (FR)	2,178
7,200	Swiss Reinsurance Co. (SWS)	740
7,959	Zurich Financial Services Group (SWS)	1,820
		6,582
IT CONSULTING & SERVICES—1.3%		
9,000	Cap Gemini SA (FR)	506
23,338	Tietoenator Oyj (FIN)	523
		1,029
MACHINERY—3.5%		
20,430	Heidelberger Druckmaschinen AG (GER)	801
20,198	Kone Oyj Series B (FIN)	1,381
31,870	Saurer AG (SWS)	526
		2,708
MEDIA—1.6%		
44,881	News Corp. Ltd. ADR (AUS)[1]	1,235
METALS & MINING—7.8%		
628,335	Billiton plc (UK)	2,670
897,622	Corus Group plc (UK)	720
42,637	Pechiney SA (FR)	1,956
63,000	Usinor SA (FR)	663
		6,009
OIL & GAS—5.3%		
177,165	BP plc. (UK)	1,428
5,000,000	China Petroleum & Chemical Corp. (CHN)	776
50,057	Petrol Brasileiro SA Pfd. (BR)	961
6,567	Total Fina Elf SA Cl. B (FR)	921
		4,086
PAPER & FOREST PRODUCTS—3.6%		
38,896	Svenska Cellulosa Ab Series B (SW)	879
58,991	UPM-Kymmene Corp. (FIN)	1,915
		2,794
PHARMACEUTICALS—5.5%		
17,098	Aventis SA (FR)	1,257
37,837	GlaxoSmithKline plc (UK)	1,017
41,680	Novartis AG—Registered (SWS)	1,559
550,000	Novogen Ltd. (AUS)*	360
		4,193

Harbor International Fund II
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
REAL ESTATE—4.0%		
202,000	Cheung Kong Holdings Ltd. (HK)	$ 1,709
409,000	Henderson Land Development Co. Ltd. (HK)	1,314
		3,023
SEMICONDUCTOR EQUIPMENT & PRODUCTS—1.6%		
87,000	ASM Lithography Holding NV (NET)*	1,252
TEXTILES & APPAREL—2.0%		
763	Compagnie Financiere Richemont AG—Bearer (SWS)	1,516
TRANSPORTATION INFRASTRUCTURE—1.3%		
1,471,679	Eurotunnel SA Units (FR)*	1,032

COMMON STOCKS—Continued

Shares		Value (000s)
WIRELESS TELECOMMUNICATION SERVICES—7.1%		
87,069	China Mobile (Hong Kong) Ltd. ADR (HK)[1]*	$ 1,325
94	NTT DoCoMo Inc. (JP)	1,273
161,572	Telecel Comunicacoes Pessoais SA (PORT)	1,134
76,298	Vodafone Group plc ADR (UK)[1]	1,764
		5,496
TOTAL COMMON STOCKS		
(Cost $95,613)		76,736
TOTAL INVESTMENTS—99.6%		
(Cost $95,613)		76,736
CASH AND OTHER ASSETS, LESS LIABILITIES—0.4%		307
TOTAL NET ASSETS—100.0%		$77,043

---

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Fund
PORTFOLIO OF INVESTMENTS—October 31, 2001

Investment Holdings by Country (% of net assets)
(Excludes net cash, convertible bond and short-term investments of 5.9%)

Country	%
China (CHN)	0.4
Norway (NOR)	0.9
Spain (SP)	1.1
Hong Kong (HK)	1.5
Australia (AUS)	1.9
Finland (FIN)	2.1
Germany (GER)	2.1
Portugal (PORT)	2.1
Denmark (DEN)	2.6
Singapore (SGP)	2.6
Brazil (BR)	2.8
Italy (IT)	4.7
Japan (JP)	5.5
Netherlands (NET)	6.9
Sweden (SW)	6.9
Switzerland (SWS)	13.5
France (FR)	16.7
United Kingdom (UK)	19.8

COMMON STOCKS—94.1%

Shares		Value (000s)
AUTO COMPONENTS—1.6%		
83,200	Compagnie Financiere Michelin—Bearer (SWS)	$ 22,640
1,062,278	Michelin—Registered (FR)	32,801
		55,441
AUTOMOBILES—2.1%		
1,782,226	Peugeot SA (FR)	72,376
BANKS—16.9%		
4,511,062	ABN Amro Holdings NV (NET)	68,815
520,315	Banco Commercial Portugues ADR (PORT)[1]	10,310
15,924,416	Banco Commercial Portugues—Registered (PORT)	63,022
684,200	Bankinter SA—Registered (SP)	20,616
633,883	BNP Paribas (FR)	52,681
662,100	Credit Suisse Group—Registered (SWS)	24,171
752,774	Deutsche Bank AG—Registered (GER)	41,837
19,892,026	IntesaBCI SpA (IT)	46,519

COMMON STOCKS—Continued

Shares		Value (000s)
8,365,000	Oversea-Chinese Banking Corp. Ltd. (SGP)	$ 48,179
4,986,733	San Paolo IMI SpA (IT)	52,344
5,539,900	Standard Chartered plc (UK)	55,289
1,401,936	UBS AG—Registered (SWS)	65,112
7,488,842	United Overseas Bank Ltd. (Alien Market) (SGP)	41,900
		590,795
BEVERAGES—2.2%		
7,839,318	Diageo plc (UK)	78,180
BUILDING PRODUCTS—1.1%		
273,400	Compagnie de Saint-Gobain (FR)	37,993
CHEMICALS—0.9%		
1,068,619	Bayer AG (GER)	31,719
COMMUNICATIONS EQUIPMENT—2.7%		
2,421,800	Ericsson (LM) Tel Ab Cl. B ADR (SW)[1]	10,341
19,043,743	Ericsson (LM) Tel Ab Series B (SW)	82,481
		92,822
CONSTRUCTION & ENGINEERING—0.3%		
2,020,425	Skanska Ab Series B (SW)	10,796
DIVERSIFIED FINANCIALS—2.9%		
3,197,938	ING Groep NV (NET)	79,676
4,962,000	Swire Pacific Ltd. Cl. A (HK)	20,675
		100,351
DIVERSIFIED TELECOMMUNICATION SERVICES—0.5%		
1,549,373	Telefonica SA (SP)*	18,590
FOOD PRODUCTS—2.7%		
448,000	Nestle SA—Registered (SWS)	92,871
GAS UTILITIES—0.7%		
11,393,662	Lattice Group (UK)	25,614
HOTELS RESTAURANTS & LEISURE—1.3%		
1,425,565	Accor SA (FR)	44,711
HOUSEHOLD DURABLES—2.3%		
909,391	Hunter Douglas NV (NET)	20,653
1,591,200	Sony Corp. (JP)	60,119
		80,772
INDUSTRIAL CONGLOMERATES—4.0%		
25,258,100	Billiton plc ADR (UK)[1]	106,017
862,300	Norsk Hydro ASA (NOR)	32,846
		138,863
INSURANCE—5.0%		
2,398,978	Assicurazioni Generali SpA (IT)	65,704
2,256,272	AXA SA (FR)	49,314
206,200	Swiss Reinsurance Co. (SWS)	21,184
173,855	Zurich Financial Services Group (SWS)	39,761
		175,963
LEISURE EQUIPMENT & PRODUCTS—1.1%		
1,158,000	Fuji Photo Film Co. (JP)	38,176
MEDIA—1.8%		
2,347,919	News Corp. Ltd. ADR (AUS)[1]	64,615
METALS & MINING—6.1%		
4,748,740	Anglo American plc ADR (UK)[1]	61,354
1,399,163	Pechiney SA Series A (FR)	64,182
2,137,827	Rio Tinto—Registered (UK)	34,659
5,014,200	Usinor SA (FR)	52,767
		212,962

Harbor International Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
OFFICE ELECTRONICS—2.7%		
3,240,000	Canon Inc. (JP)	$ 94,124
OIL & GAS—12.4%		
11,393,662	BG Group plc (UK)	43,075
14,432,381	BP plc (UK)	116,361
94,000,000	China Petroleum & Chemical Corp. (CHN)	14,582
5,069,443	Petrol Brasileiro SA Pfd. (BR)	97,374
1,434,000	Royal Dutch Petroleum Co. ADR (NET)[1]	72,431
630,677	Total Fina Elf SA (FR)	88,493
		432,316
PAPER & FOREST PRODUCTS—3.8%		
1,405,900	Holmen Ab Series B (SW)	30,182
1,230,704	Svenska Cellulosa Ab Series B (SW)	27,806
2,257,809	UPM-Kymmene Corp. (FIN)	73,311
		131,299
PHARMACEUTICALS—7.2%		
875,483	Aventis SA (FR)	64,374
2,612,760	Novartis AG—Registered (SWS)	97,701
2,225,900	Novo Nordisk A/S Series B (DEN)	90,199
		252,274
TEXTILES & APPAREL—3.1%		
55,387	Compagnie Financiere Richemont AG—Bearer (SWS)	110,076
TOBACCO—7.2%		
8,141,947	British American Tobacco plc (UK)	70,967
8,006,162	Imperial Tobacco Group plc (UK)	99,965
15,718,474	Swedish Match Ab (SW)	81,047
		251,979
TRANSPORTATION INFRASTRUCTURE—0.6%		
31,779,732	Eurotunnel SA Units (FR)*	22,296
	Eurotunnel SA Warrants (FR)*	
19,000,000	Expire 12/31/2001	171
19,000,000	Expire 10/30/2003	342
		22,809
WIRELESS TELECOMMUNICATION SERVICES—0.9%		
10,725,000	China Mobile (Hong Kong) Ltd. (HK)*	32,519

TOTAL COMMON STOCKS
(Cost $2,456,699) 3,291,006

CONVERTIBLE BOND—0.9%
(Cost $29,700)

Principal Amount (000s)		Value (000s)
	Liberty Group Ltd. (S. AFR)	
$ 30,000	6.500%—09/30/2004	$ 30,807

SHORT-TERM INVESTMENTS—4.7%

COMMERCIAL PAPER

	American Express Credit Corp. Yrs 1&2	
19,223	2.461%—11/02/2001	19,223
23,377	2.320%—11/13/2001	23,377
		42,600
	Citicorp	
21,356	2.450%—11/06/2001	21,356
15,746	2.330%—11/08/2001	15,746
		37,102
	Exxon Asset Management Co.	
22,946	2.330%—11/07/2001	22,946
	General Electric Capital Corp.	
16,970	2.450%—11/05/2001	16,970
	Prudential Funding Corp.	
25,385	2.430%—11/01/2001	25,385
21,240	2.330%—11/09/2001	21,240
		46,625

TOTAL SHORT-TERM INVESTMENTS
(Cost $166,243) 166,243

TOTAL INVESTMENTS—99.7%
(Cost $2,652,642) 3,488,056

CASH AND OTHER ASSETS, LESS LIABILITIES—0.3% 9,301

TOTAL NET ASSETS—100.0% $3,497,357

---

1   ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

*   Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Large Cap Value Fund
PORTFOLIO OF INVESTMENTS—October 31, 2001

Common Stock Holdings (% of net assets)
(Excludes net cash and short-term investments of 10.6%)

Health Care Providers & Services	1.6
Banks	1.8
Food & Drug Retailing	1.9
Electric Utilities	2.0
Hotels Restaurants & Leisure	2.0
IT Consulting & Services	2.1
Industrial Conglomerates	2.4
Road & Rail	2.5
Communications Equipment	2.6
Diversified Telecommunication Services	2.6
Household Durables	3.0
Chemicals	3.1
Electrical Equipment	3.2
Computers & Peripherals	3.6
Insurance	5.2
Pharmaceuticals	5.3
Specialty Retail	6.0
Oil & Gas	7.0
Media	8.8
Commercial Services & Supplies	9.0
Diversified Financials	13.7

COMMON STOCKS—89.4%

Shares		Value (000s)
BANKS—1.8%		
69,721	FleetBoston Financial Corp.	$ 2,291
CHEMICALS—3.1%		
99,199	E.I. Du Pont De Nemours & Co.	3,967

COMMON STOCKS—Continued

Shares		Value (000s)
COMMERCIAL SERVICES & SUPPLIES—9.0%		
361,000	Cendant Corp.*	$ 4,679
116,900	IMS Health Inc.	2,498
122,000	Pitney Bowes Inc.	4,472
		11,649
COMMUNICATIONS EQUIPMENT—2.6%		
385,800	Avaya Inc.	3,445
COMPUTERS & PERIPHERALS—3.6%		
43,900	International Business Machines Corp.	4,744
DIVERSIFIED FINANCIALS—13.7%		
88,500	American Express Co.	2,605
106,812	Citigroup Inc.	4,862
76,800	Federal Home Loan Mortgage Corp.	5,209
146,114	J.P. Morgan Chase & Co.	5,167
		17,843
DIVERSIFIED TELECOMMUNICATION SERVICES—2.6%		
168,400	Sprint Corp.	3,368
ELECTRIC UTILITIES—2.0%		
63,400	Exelon Corp.	2,667
ELECTRICAL EQUIPMENT—3.2%		
84,100	Emerson Electric Co.	4,123
FOOD & DRUG RETAILING—1.9%		
58,000	Safeway Inc.*	2,416
HEALTH CARE PROVIDERS & SERVICES—1.6%		
90,100	Oxford Health Plans Inc.	2,123
HOTELS RESTAURANTS & LEISURE—2.0%		
51,700	Tricon Global Restaurants Inc.	2,615
HOUSEHOLD DURABLES—3.0%		
66,700	Whirlpool Corp.	3,937
INDUSTRIAL CONGLOMERATES—2.4%		
98,400	Textron Inc.	3,114
INSURANCE—5.2%		
810	American International Group Inc.	64
55,765	Chubb Corp.	3,809
83,500	John Hancock Financial Services Inc.	2,846
		6,719
IT CONSULTING & SERVICES—2.1%		
42,400	Electronic Data Systems Corp.	2,729
MEDIA—8.8%		
124,400	Comcast Corp. Cl. A	4,458
39,800	Gannett Inc.	2,515
384,000	Liberty Media Corp. Series A	4,489
		11,462
OIL & GAS—7.0%		
125,900	Devon Energy Corp.	4,822
74,900	Kerr-McGee Corp.	4,314
		9,136
PHARMACEUTICALS—5.3%		
77,000	American Home Products Corp.	4,299
70,300	Schering-Plough Corp.	2,614
		6,913
ROAD & RAIL—2.5%		
82,000	Canadian National Railway Co.	3,247

Harbor Large Cap Value Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
SPECIALTY RETAIL—6.0%		
157,900	RadioShack Corp.	$ 3,946
265,700	Staples Inc.*	3,874
		7,820
TOTAL COMMON STOCKS		
	(Cost $111,378)	116,328

SHORT-TERM INVESTMENTS—9.8%

Principal Amount (000s)		Value (000s)
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated October 31, 2001 due November 1, 2001 at 1.00% collateralized by a U.S. Treasury Bill 5.50% August 15, 2028, par value of $11,810 (repurchase proceeds of $12,063 when	
$12,063	closed on November 1, 2001)	$ 12,063
U.S. TREASURY BILLS		
	U.S. Treasury Bills	
650	3.380%—11/15/2001	649
TOTAL SHORT-TERM INVESTMENTS		
	(Cost $12,712)	12,712
TOTAL INVESTMENTS—99.2%		
	(Cost $124,090)	129,040
CASH AND OTHER ASSETS, LESS LIABILITIES—0.8%		989
TOTAL NET ASSETS—100.0%		$130,029

---

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—October 31, 2001

Total Investments (% of net assets)
(Excludes excess of liabilities over other assets and short-term investments of −26.2%)

Municipal Bonds	0.5
Foreign Government Obligations	3.4
U.S. Government Obligations	7.8
Asset-Backed Securities	8.7
Collateralized Mortgage Obligations	24.2
Corporate Bonds & Notes	30.5
Mortgage Pass-Through	51.1

ASSET-BACKED SECURITIES—8.7%

Principal Amount (000s)		Value (000s)
	Asset Backed Securities Corp.	
	Series 1999 Cl. 4A	
$ 2,258	2.833%—06/21/2029[2,3,4]	$ 2,266
	Series 2001 Cl. A1	
7,810	2.785%—06/15/2031[2,3]	7,821
		10,087
	Bayview Financial Acquisition Trust	
12,689	2.700%—07/25/2031[1,2,3,4]	12,650
	Conseco Private Label Master Note Trust	
	Series 2001-A Cl. A	
3,100	2.805%—12/15/2008[2,4]	3,105
	Credit Suisse First Boston Mortgage Securities Corp.	
	Series 2000-HE1 Cl. A2	
14,557	2.785%—12/15/2030[2,3,4]	14,574
	New York City Tax Lien	
	Series 2000-AA Cl. C	
12,327	8.110%—11/10/2008[1,4]	13,008
	Option One Mortgage Trust	
	Series 2001-3 Cl. A	
7,312	2.545%—06/25/2031[2,3]	7,320
	Providian Gateway Master Trust	
	Series 2000-B Cl. A	
16,800	2.805%—03/16/2009[1,2]	16,839
	Salomon Brothers Mortgage Services VII Inc.	
	Series 1999-AQ2 Cl. A1	
4,660	2.945%—11/15/2029[2,3,4]	4,681
	SLM Student Loan Trust	
	Series 1997-2 Cl. A1	
902	3.553%—10/25/2005[2,4]	909
	Series 1997-3 Cl. A1	
2,765	3.613%—04/25/2006[2,4]	2,761
	Series 1995-1 Cl. A2	
4,440	3.763%—10/25/2007 [2,4]	4,439
		8,109

TOTAL ASSET-BACKED SECURITIES
(Cost $89,749) 90,373

CORPORATE BONDS & NOTES—30.5%

Principal Amount (000s)		Value (000s)
	Allete	
$ 1,500	3.240%—10/20/2003[2]	$ 1,503
	American Airlines	
	Pass Through Certificate	
	Series 2001-2 Cl. A1	
2,500	6.978%—04/01/2011[1]	2,728
	AOL Time Warner Inc.	
450	7.975%—08/15/2004[4]	497
	Banesto Delaware Inc.	
3,000	8.250%—07/28/2002[4]	3,110
	Bank One Corp. MTN[5]	
10,000	3.190%—03/11/2002[2,4]	10,017
10,000	2.700%—06/26/2002[2,4]	10,011
		20,028
	Banponce Corp.	
2,000	6.750%—12/15/2005[4]	2,071
	Bear Stearns Cos. Inc. MTN[5]	
9,800	3.850%—12/01/2003[2,4]	9,809
	British Telecom plc	
1,400	8.125%—12/15/2010	1,602
	Cincinnati Financial Corp.	
5,000	6.900%—05/15/2028[4]	4,824
	CIT Group Inc. MTN[5]	
8,800	2.931%—04/07/2003[2,4]	8,833
	Citicorp	
10,625	7.125%—03/15/2004[4]	11,489
	Cleveland Electric Illuminating Co. Series B	
2,000	9.500%—05/15/2005[4]	2,055
	ConAgra Foods Inc.	
10,000	4.220%—09/10/2003[2,4]	10,016
	Credit Suisse First Boston	
10,000	6.500%—05/01/2008[1,4]	10,607
	DaimlerChrysler North America Holding	
10,000	2.545%—01/18/2002[2,4]	9,985
3,000	3.920%—12/16/2002[2]	2,984
		12,969
	DaimlerChrysler North America Holding MTN[5]	
5,000	7.750%—05/27/2003[4]	5,241
8,700	2.730%—08/01/2003[2]	8,545
		13,786
	Disney (Walt) Co.	
16,200	4.500%—09/15/2004[4]	16,408
	DTE Energy Co. Series B	
10,000	7.110%—11/15/2003[1,2,4]	10,452
	First Union Corp.	
3,500	3.460%—03/31/2005[2]	3,513
	Ford Capital BV	
6,100	9.875%—05/15/2002	6,312
	Ford Motor Credit Co. MTN[5]	
4,100	3.733%—06/02/2003[2]	4,035
20,000	3.255%—06/20/2003[2,4]	19,672
		23,707
	France Telecom SA	
2,000	4.406%—03/14/2003[1,2]	2,002
7,100	7.200%—03/01/2006[1,3]	7,588
		9,590

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	Fred Meyer Inc.	
$ 5,000	7.150%—03/01/2003[4]	$ 5,246
	Gemstone Investors Ltd.	
2,100	7.710%—10/31/2004[1]	2,112
	General Motors Acceptance Corp.	
5,900	6.750%—03/15/2003	6,184
5,000	5.750%—11/10/2003[4]	5,089
		11,273
	General Motors Acceptance Corp. MTN[5]	
6,400	2.540%—08/04/2003[2]	6,305
3,000	5.550%—09/15/2003[2,4]	3,049
10,000	3.110%—01/20/2004[2,4]	9,890
2,100	3.453%—03/22/2004[2]	2,077
3,100	4.338%—05/10/2004[2]	3,048
1,400	2.740%—07/21/2004[2]	1,357
		25,726
	Gulf States Utilities Co.	
400	8.210%—01/01/2002	402
	Indymac ARM Trust	
	Series 2001-H2 Cl. A	
2,200	6.490%—09/25/2031	2,302
	Kroger Co.	
1,100	4.310%—08/16/2012[2]	1,101
	Merrill Lynch & Co. Inc. MTN[5]	
2,300	3.848%—05/21/2004[2]	2,303
	Mexico Credit Link	
5,000	10.558%—02/22/2002[2,4]	5,095
	Morgan Stanley Dean Witter & Co. MTN[5]	
3,800	3.889%—05/14/2004[2]	3,790
	Occidental Petroleum Corp.	
5,000	6.400%—04/01/2003[2,4]	5,206
	Old Kent Bank	
10,000	7.750%—08/15/2010[2,4]	10,837
	Salomon Smith Barney Holdings	
5,346	3.650%—02/14/2002[4]	5,372
	Sprint Capital Corp.	
5,300	6.000%—01/15/2007[1]	5,274
	Toledo Edison Co.	
2,000	8.700%—09/01/2002	2,063
	TRW Inc.	
3,500	6.625%—06/01/2004[1]	3,617
	TXU Electric Co.	
19,000	4.390%—06/15/2003	19,025
	United Airlines	
	Pass Thru Certificate	
	Series 1993 Cl. C2	
3,000	9.060%—06/17/2015[4]	2,669
	Wachovia Corp.	
2,600	4.950%—11/01/2006	2,595
	Westdeutsche Landesbank NY	
13,200	6.050%—01/15/2009[4]	13,891
TOTAL CORPORATE BONDS & NOTES		
(Cost $311,025)		315,808

COLLATERALIZED MORTGAGE OBLIGATIONS—24.2%

Principal Amount (000s)		Value (000s)
	Bear Stearns ARM Trust	
	Series 2000-2 Cl. A1	
$ 2,028	6.584%—11/25/2030	$ 2,063
	Series 2000-1 Cl. A1	
1,161	7.480%—12/25/2030	1,181
	Series 2000-1 Cl. 2A	
1,603	7.492%—12/25/2030	1,642
		4,886
	Chase Mortgage Finance Corp. REMIC[6]	
	Series 1993-N Cl. A9	
3,000	6.750%—11/25/2024[4]	3,079
	Collateralized Mortgage Securities Corp.	
	Series F Cl. 4	
84	11.450%—11/01/2015	85
	Collateralized Mortgage Securities Corp. REMIC[6]	
	Series 1988-4 Cl. B	
89	8.750%—04/20/2019[4]	94
	Countrywide Home Loans	
	Pass Thru Certificates	
	Series 1997-6 Cl. A1	
10,000	7.250%—11/25/2027[4]	10,366
	Series 2000-2 Cl. A2	
359	7.750%—04/25/2030	362
	Series 2000-8 Cl. A2	
757	7.750%—01/25/2031	776
		11,504
	Drexel Burnham Lambert CMO Trust REMIC[6]	
	Series H Cl. 4	
4,413	8.500%—04/01/2017[4]	4,547
	E*TRADE Bank ARM Trust	
	Series 2001-1 Cl. A1	
15,363	7.111%—09/25/2031[4]	15,622
	Federal Home Loan Mortgage Corp.	
11,880	3.175%—03/15/2025[2,4]	11,911
21,446	7.000%—10/15/2030[4]	22,212
10,895	2.975%—11/15/2030[2,4]	10,921
		45,044
	Federal Home Loan Mortgage Corp. REMIC[6]	
740	9.000%—12/15/2020[4]	787
3,115	8.000%—08/15/2022	3,397
4,145	6.500%—02/15/2023[4,7]	400
5,000	6.000%—08/15/2026[4]	5,152
		9,736
	Federal National Mortgage Association REMIC[6]	
	Series 1993-129 Cl. J	
213	6.500%—02/25/2007[4,7]	5
	Series 1993-29 Cl. B	
675	6.500%—12/25/2020[4]	676
	Series 1997-55 Cl. ZA	
8,212	7.000%—04/18/2027[4]	8,432
		9,113
	First Horizon Asset Securities Inc.	
	Series 2001-7 Cl. A1	
3,200	6.750%—11/25/2031	3,276

COLLATERALIZED MORTGAGE OBLIGATIONS—Continued

Principal Amount (000s)		Value (000s)
	First Nationwide Trust	
	Series 2001-3 Cl. A1	
$ 997	6.750%—08/21/2031	$ 1,031
	Series 2001-4 Cl. 4A1	
4,707	4.210%—09/25/2031[2]	4,721
		5,752
	GE Capital Mortgage Services Inc.	
	Series 1994-6 Cl. A3	
3,620	6.500%—12/25/2022	3,686
	GE Capital Mortgage Services Inc. REMIC[6]	
	Series 1998-17 Cl. A3	
9,670	6.750%—10/25/2028[4]	10,082
	GMAC Commercial Mortgage Trust I	
	Series 1999-D Cl. A	
13,970	3.368%—09/20/2004[1,4,8]	13,952
	Kidder Peabody Acceptance Corp. REMIC[6]	
	Series 1994-2 Cl. 1A2	
227	8.107%—09/25/2024[2,4]	234
	Merrill Lynch Mortgage Investors Inc.	
	Series 2000 Cl. A	
10,123	2.763%—01/20/2030[2,3,4]	10,130
	Morgan Stanley Dean Witter Capital I	
	Series 2001 Cl. A	
6,279	2.831%—07/11/2011[1,2]	6,279
	Norwest Asset Securities Corp. REMIC[6]	
	Pass Thru Certificates	
	Series 1997-19 Cl. A8	
6,200	7.250%—12/25/2027[4]	6,550
	Series 1998-12 Cl. A9	
5,000	6.750%—06/25/2028[4]	5,178
		11,728
	PNC Mortgage Securities Corp. REMIC[6]	
	Pass Thru Certificate	
	Series 1999-4 Cl. 1A8	
9,800	6.290%—06/25/2029	10,163
	Prudential Home Mortgage Securities Co. REMIC[6]	
	Series 1993-29 Cl. A8	
3,941	6.750%—08/25/2008[4]	3,998
	Residential Asset Securitization Trust	
	Pass Thru Certificates	
	Series 1998-A13 Cl. 1A3	
6,931	6.500%—12/25/2028[4]	7,092
	Series 2000-A2 Cl. NB1	
1,510	8.000%—04/25/2030[4]	1,528
		8,620
	Residential Funding Mortgage Securities I Inc.	
	Series 1997-S8 Cl. A9	
6,817	7.500%—06/25/2027[4]	6,988
	Salomon Brothers Mortgage Services VII Inc.	
	Pass Thru Certificates	
	Series 1999 Cl. A	
9,363	2.820%—09/25/2029[2,3]	9,403
	Series 2000 Cl. A	
853	7.600%—08/25/2030	857
		10,260
	Sasco Floating Rate Mortgage Trust	
	Series 1999 Cl. B	
4,008	3.063%—11/20/2001[1,2]	4,011

COLLATERALIZED MORTGAGE OBLIGATIONS—Continued

Principal Amount (000s)		Value (000s)
	Sears Mortgage Securities Corp.	
	Series 92 Cl. A	
$ 277	1.000%—10/25/2022[1,2,4]	$ 280
	Small Business Administration	
	Series 2000-P10 Cl.1	
1,990	7.449%—08/01/2010	2,239
	Series 2001-20A Cl. 1	
4,317	6.290%—01/01/2021	4,513
		6,752
	Structured Asset Securities Corp.	
	Pass Through Certificate	
	Series 2001 Cl. 2A1	
3,284	6.500%—09/25/2031	3,338
	Structured Asset Mortgage Investments Inc. REMIC[6]	
	Series 1998-9 Cl. 1A3	
5,000	6.250%—11/25/2028	5,078
	Washington Mutual	
	Series 2000-1 Cl. A	
291	2.804%—07/26/2003[1,2]	291
	Wells Fargo Mortgage Backed Securities Trust	
	Series 2000-14 Cl. A5	
9,298	7.500%—01/25/2031	9,587
	Series 2001-25 Cl. IIA	
12,795	6.660%—10/25/2031	13,079
		22,666

TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS
(Cost $247,020) 251,274

FOREIGN GOVERNMENT OBLIGATIONS—3.4%

Principal Amount (000s)		Value (000s)
	Federal Republic of Brazil	
1,224	5.438%—04/15/2006[2]	1,081
4,680	7.375%—04/15/2006[2]	3,838
		4,919
	Federal Republic of Germany	
€ 3,400	6.000%—01/05/2006	3,326
500	4.500%—07/04/2009	440
		3,766
	Republic of Panama	
$ 5,000	9.625%—02/08/2011	5,055
1,733	4.750%—07/17/2014[2]	1,497
2,829	4.000%—07/17/2016[2]	2,168
		8,720
	United Mexican States	
1,112	1.000%—03/25/2005[2]	1,045
15,000	9.750%—04/06/2005	16,684
		17,729

TOTAL FOREIGN GOVERNMENT OBLIGATIONS
(Cost $35,461) 35,134

MORTGAGE PASS-THROUGH—51.1%

Principal Amount (000s)		Value (000s)
	Federal Home Loan Mortgage Corp.	
30	8.000%—06/01/2011	31
22	8.500%—02/01/2017[4]	23
448	7.005%—06/01/2024[2,4]	463
8,985	5.930%—08/15/2032[2,4]	8,819
		9,336

MORTGAGE PASS-THROUGH—Continued		
Principal Amount (000s)		**Value (000s)**
	Federal Home Loan Mortgage Corp. TBA[8]	
	November Delivery	
$ 6,000	6.000%—11/14/2031	$ 5,963
	Federal Housing Authority Project	
	221 Grey 98-4	
7,496	7.430%—10/01/2020[4]	7,682
	221D4 Banco-5	
586	7.400%—02/01/2021	598
	221D4 Banco-15	
173	7.450%—05/01/2021	177
	223C Reilly-52	
279	5.150%—06/01/2018	279
		8,736
	Federal National Mortgage Association	
41	9.000%—03/01/2005[4]	44
675	9.000%—11/01/2009[4]	735
6	8.500%—12/01/2009	6
17	9.500%—04/01/2011	19
18,148	6.071%—10/01/2040[4]	18,613
		19,417
	Federal National Mortgage Association I TBA[8]	
	November Delivery	
11,000	6.000%—11/19/2016	11,253
	Government National Mortgage Association	
476	7.000%—02/15/2028	498
190	6.000%—11/15/2028	194
5,054	6.000%—01/15/2029	5,144
48	7.500%—01/15/2029	51
8,017	6.000%—02/15/2029	8,158
335	7.500%—02/15/2029	352
4,782	6.000%—03/15/2029	4,867
4,059	6.000%—04/15/2029	4,130
2,255	6.000%—05/15/2029	2,293
522	6.000%—06/15/2029	530
5,327	6.000%—07/15/2029	5,422
112	6.000%—08/15/2029	114
684	7.500%—08/15/2029	720
2,296	6.000%—09/15/2029	2,336
608	7.500%—09/15/2029	641
92	6.000%—10/15/2029	94
2,068	7.500%—10/15/2029	2,179
80	6.000%—11/15/2029	82
124	7.500%—11/15/2029	130
307	7.000%—12/15/2029	321
488	7.500%—12/15/2029	513
423	7.500%—01/15/2030	444
61	7.500%—02/15/2030	65
205	7.500%—04/15/2030	216
23	7.500%—07/15/2030	24
944	7.500%—08/15/2030	993
364	6.000%—10/15/2030	371
838	7.500%—10/15/2030	882
193	7.500%—11/15/2030	203
391	7.500%—12/15/2030	412
1,677	7.500%—01/15/2031	1,765
217	7.000%—02/15/2031	227

MORTGAGE PASS-THROUGH—Continued		
Principal Amount (000s)		**Value (000s)**
$ 3,849	7.500%—02/15/2031	$ 4,049
383	7.500%—03/15/2031	402
190	6.000%—07/15/2031	193
		49,015
	Government National Mortgage Association I TBA[8]	
	November Delivery	
20,500	6.000%—11/20/2031	20,840
95,500	6.500%—11/20/2031	98,634
132,000	7.000%—11/20/2031	137,566
		257,040
	Government National Mortgage Association I TBA[8]	
	December Delivery	
85,000	7.000%—12/20/2031	88,320
	Government National Mortgage Association II	
781	6.375%—03/20/2017[4]	798
373	6.750%—08/15/2017	398
1,503	6.750%—08/20/2022[4]	1,561
907	6.750%—09/20/2023[4]	942
263	6.375%—05/20/2024[4]	270
30	6.750%—07/20/2024	31
2,010	6.750%—09/20/2024[4]	2,086
250	7.625%—12/20/2024[4]	260
786	6.375%—01/20/2025[4]	804
695	6.375%—02/20/2025[4]	711
440	7.625%—10/20/2025	459
1,257	7.625%—11/20/2025[4]	1,310
316	7.625%—12/20/2026[4]	329
2,373	6.750%—07/20/2027	2,461
6,567	7.000%—11/20/2029	6,744
		19,164
	Government National Mortgage Association II TBA[8]	
	November Delivery	
13,000	6.000%—11/20/2031	13,171
20,600	6.500%—11/20/2031	21,199
8,000	7.000%—11/20/2031	8,333
		42,703
	PNC Mortgage Securities Corp. REMIC[6]	
	Series 1998-14 Cl. 3A3	
17,589	6.500%—02/25/2029[4]	18,129
TOTAL MORTGAGE PASS-THROUGH		
(Cost $521,675)		529,076

MUNICIPAL BONDS—0.5%		
	Massachusetts State Water Resources Authority	
	Series B	
2,600	4.750%—12/01/2021	2,521
	North Carolina State Education Authority	
	Series 2000 Cl. G	
2,700	3.650%—06/01/2009[2]	2,702
TOTAL MUNICIPAL BONDS		
(Cost $5,115)		5,223

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

U.S. GOVERNMENT OBLIGATIONS—7.8%

Principal Amount (000s)		Value (000s)
	U.S. Treasury Bonds	
$ 2,028	3.625%—04/15/2028[9]	$ 2,177
5,800	5.250%—11/15/2028	5,960
15,648	3.875%—04/15/2029[4,9]	17,541
		25,678
	U.S. Treasury Notes	
2,660	3.625%—07/15/2002[4,9]	2,710
4,705	3.375%—01/15/2007[4,9]	4,869
4,724	3.625%—01/15/2008[9]	4,937
39,288	3.875%—01/15/2009[9]	41,694
1,224	3.500%—01/15/2011[9]	1,273
		55,483

TOTAL U.S. GOVERNMENT OBLIGATIONS
(Cost $77,251) 81,161

OPTIONS—0.0%

No. of Contracts		
	Eurodollar Futures Contracts	
6,062	Expire 12/2001	25
8,250	Expire 06/2002	38

TOTAL OPTIONS
(Cost $115).. 63

SHORT-TERM INVESTMENTS—11.8%

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
	AT&T Corp	
$ 4,900	4.525%—08/06/2002	$ 4,900
	CDC Commercial Paper Corp	
50,000	2.600%—11/01/2001	50,000
	Federal Home Loan Mortgage Corp	
695	0.010%—01/10/2002[4]	692
	Federal National Mortgage Association	
6,100	0.010%—11/01/2001	6,100
6,600	0.010%—12/20/2001	6,567
		12,667
	Swedbank Forenings Yrs 1&2	
7,700	3.100%—12/26/2001	7,663
	UBS Finance Inc. Yrs 1&2	
42,300	2.650%—11/01/2001	42,300
1,900	3.550%—12/19/2001	1,891
		44,191

TOTAL COMMERCIAL PAPER 120,113

U.S. TREASURY BILLS

	U.S. Treasury Bills	
1,905	0.010%—02/07/2002[4]	1,894

TOTAL SHORT-TERM INVESTMENTS
(Cost $122,007) 122,007

TOTAL INVESTMENTS—138.0%
(Cost $1,409,418) 1,430,119

CASH AND OTHER ASSETS, LESS LIABILITIES—(38.0%) .... (393,567)

TOTAL NET ASSETS—100.0% $1,036,552

FUTURES CONTRACTS WHICH WERE OPEN AT OCTOBER 31, 2001 ARE AS FOLLOWS:

Description	Number of Contracts	Aggregate Face Value (000s)	Expiration Date	Unrealized Appreciation/ (Depreciation) (000s)
U.S. Treasury Bonds—20 Yr. (Buy)	1,154	$1,154,000	Dec-01	$6,894
U.S. Treasury Notes—10 Yr. (Sell)	76	76,000	Dec-01	(234)
U.S. Treasury Notes—5 Yr. (Sell)	59	59,000	Dec-01	(156)
Municipal Bond Index Futures (Buy)	2	2,000	Dec-01	5
Federal Republic of Germany Bonds—10 Yr. (Buy)	464	€ 464,000	Dec-01	916
				$7,425

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

WRITTEN OPTIONS WHICH WERE OPEN AT OCTOBER 31, 2001 ARE AS FOLLOWS:

Description	Number of Shares/ Contracts	Strike Price	Expiration Date	Value (000s)
U.S. Treasury Notes—10 Yr. Futures (Call)	759	$109.00	Nov-01	$(2,016)
U.S. Treasury Notes—10 Yr. Futures (Call)	600	111.00	Nov-01	(684)
U.S. Treasury Notes—10 Yr. Futures (Call)	1,773	108.00	Nov-01	(111)
Euro Futures (Put)	4,600,000	0.082	Nov-01	—
Euro Futures (Put)	1,800,000	0.082	Dec-01	—
Eurodollar Futures (Put)	89	95.00	Dec-01	(1)
Eurodollar Futures (Put)	109	96.00	Dec-01	(1)
U.S. Treasury Notes—10 Yr. Futures (Call)	113	112.00	Feb-02	(150)
U.S. Treasury Notes—10 Yr. Futures (Call)	131	111.00	Feb-02	(221)
Eurodollar Futures (Put)	168	95.50	Jun-02	(4)
Eurodollar Futures (Put)	387	96.00	Jun-02	(19)
Eurodollar Futures (Put)	5,371	95.75	Jun-02	(201)
Swap Options—3 Mo. Libor (Call)	21,100,000	5.97	Oct-04	(1,052)
Swap Options—3 Mo. Libor (Put)	21,100,000	5.97	Oct-04	(793)
Swap Options—3 Mo. Libor (Call)	5,500,000	6.00	Oct-04	(205)
Swap Options—3 Mo. Libor (Put)	5,500,000	6.00	Oct-04	(279)
Written options outstanding, at value (Premiums received of $7,416)				$(5,737)

TBA SALE COMMITMENTS WHICH WERE OPEN AT OCTOBER 31, 2001 ARE AS FOLLOWS:

Description	Principal Amount (000s)	Coupon Rate	Delivery Date	Value (000s)
Federal Home Loan Mortgage Corp.	$ 6,000	6.00%	Nov-01	$ 5,963
Government National Mortgage Assoc. II	85,000	7.00%	Nov-01	88,525
TBA Sale Commitments at Value (Proceeds receivable $93,787)				$94,488

FIXED INCOME INVESTMENTS SOLD SHORT AT OCTOBER 31, 2001 ARE AS FOLLOWS:

Par	Security	Value (000s)
€ 500,000	Federal Republic of Germany Bonds	$ 440
$5,800,000	United States Treasury Notes	6,070
	TOTAL FIXED INCOME INVESTMENT SOLD SHORT (Proceeds $6,455)	$6,510

FORWARD CURRENCY CONTRACTS WHICH WERE OPEN AT OCTOBER 31, 2001 ARE AS FOLLOWS:

Currency	Market Value (000s)	Aggregate Face Value (000s)	Delivery Date	Unrealized Appreciation/ (Depreciation) (000s)
Japanese Yen (Sell)	$24,560	$24,845	Dec-01	$ 285
Eurodollar (Buy)	21,881	22,361	Jan-02	(480)
				$(195)

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

SWAP AGREEMENTS AT OCTOBER 31, 2001 ARE AS FOLLOWS:

Par Value (000s)	Description	Counter Party	Unrealized Appreciation/ (Depreciation) (000s)
¥521,000	To make or receive semi-annual payments through 1/1/2011 based on the difference between (A) the 10 year fixed interest rate of 1.805% over (B) the 10 year floating rate adjusted every six months based upon the JPY-LIBOR-BBA.	Morgan Stanley Capital Services	$ (189)
360,000	To make or receive semi-annual payments through 1/1/2011 based on the difference between (A) the 10 year fixed interest rate of 1.771% over (B) the 10 year floating rate adjusted every six months based upon the JPY-LIBOR-BBA.	Morgan Stanley Capital Services	(121)
£32,100	To make or receive semi-annual payments through 3/15/2003 based on the difference between (A) the 10 year fixed interest rate of 5.250% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Morgan Stanley Capital Services	633
17,800	To make or receive semi-annual payments through 9/17/2003 based on the difference between (A) the 10 year fixed interest rate of 5.500% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Morgan Stanley Capital Services	191
5,800	To make or receive semi-annual payments through 3/2/2004 based on the difference between (A) the 10 year fixed interest rate of 5.500% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Lehman Brothers	142
10,900	To make or receive semi-annual payments through 3/2/2004 based on the difference between (A) the 10 year fixed interest rate of 5.500% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Goldman Sachs Capital Markets New York	268
12,500	To make or receive semi-annual payments through 3/15/2004 based on the difference between (A) the 10 year fixed interest rate of 5.500% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Goldman Sachs Capital Markets New York	400
14,700	To make or receive semi-annual payments through 3/15/2004 based on the difference between (A) the 10 year fixed interest rate of 5.500% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Morgan Stanley Capital Services	295
8,300	To make or receive semi-annual payments through 3/15/2004 based on the difference between (A) the 10 year fixed interest rate of 5.250% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	J.P. Morgan Securities	112
14,700	To make or receive semi-annual payments through 3/15/2004 based on the difference between (A) the 10 year fixed interest rate of 5.250% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Chase Manhattan	(185)
2,200	To make or receive semi-annual payments through 6/17/2004 based on the difference between (A) the 10 year fixed interest rate of 5.500% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Morgan Stanley Capital Services	37
6,400	To make or receive semi-annual payments through 6/17/2004 based on the difference between (A) the 10 year fixed interest rate of 5.500% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Goldman Sachs Capital Markets New York	124
3,700	To make or receive semi-annual payments through 3/15/2006 based on the difference between (A) the 10 year fixed interest rate of 5.250% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	J.P. Morgan Securities	71
5,500	To make or receive semi-annual payments through 3/15/2006 based on the difference between (A) the 10 year fixed interest rate of 5.250% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Goldman Sachs Capital Markets New York	137
3,700	To make or receive semi-annual payments through 3/19/2006 based on the difference between (A) the 10 year fixed interest rate of 5.250% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Goldman Sachs Capital Markets New York	80
15,900	To make or receive semi-annual payments through 3/19/2006 based on the difference between (A) the 10 year fixed interest rate of 5.250% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	J.P. Morgan Securities	206
4,200	To make or receive semi-annual payments through 6/15/2006 based on the difference between (A) the 10 year fixed interest rate of 5.500% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Morgan Stanley Capital Services	138
26,350	To make or receive semi-annual payments through 6/15/2006 based on the difference between (A) the 10 year fixed interest rate of 5.500% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Morgan Stanley Capital Services	867
$11,900	To make or receive semi-annual payments through 12/17/2006 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the USD-LIBOR-BBA.	Bank of America	836
19,500	To make or receive semi-annual payments through 12/17/2006 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the USD-LIBOR-BBA.	Goldman Sachs Capital Markets New York	964
116,500	To make or receive semi-annual payments through 12/18/2006 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the USD-LIBOR-BBA.	Morgan Stanley Capital Services	6,616
			$11,622

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

1   Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2001, these securities were valued at $111,690 or 10.78% of net assets.

2   Variable rate security. The stated rate represents the rate in effect at October 31, 2001.

3   Step Coupon security. The stated rate represents the rate in effect at October 31, 2001.

4   At October 31, 2001, securities held by the Fund were pledged to cover margin requirements for open futures contracts, written options on futures contracts, short sales and TBAs. (See Note 2 to the Financial Statements.) The securities pledged had an aggregate market value of $521,335.

5   MTN after the name of a security stands for Medium Term Note.

6   REMICs are CMOs which can hold mortgages secured by any type of real property and issue multiple-class securities backed by those mortgages.

7   Interest only (IO) securities represent the right to receive the monthly interest payments on an underlying pool of mortgage loans. These are subject to the risk of accelerated principal paydowns. The amount represents the notional amount on which current interest is calculated.

8   TBAs are mortgage-backed securities traded under delayed delivery commitments, settling after October 31, 2001. Although the unit price for the trades has been established, the principal value has not been finalized. However, the amount of the commitments will not fluctuate more than 2% from the principal amount. Income on TBAs is not earned until settlement date. (See Note 2 to the Financial Statements).

9   Treasury inflation-protected securities (TIPS) are securities in which the principal amount is adjusted for inflation and interest payments are applied to the inflation-adjusted principal.

€   Euro.

¥   Japanese Yen.

£   British Pound.

The accompanying notes are an integral part of the financial statements.

Harbor Short Duration Fund
PORTFOLIO OF INVESTMENTS—October 31, 2001

Total Investments (% of net assets)
(Excludes net cash and short-term investments of 20.8%)

U.S. Government Obligations	4.6
Collateralized Mortgage Obligations	9.3
Asset-Backed Securities	65.3

ASSET-BACKED SECURITIES—65.3%

Principal Amount (000s)		Value (000s)
	Aerco Ltd. Series 2A Cl. A3	
$ 4,000	2.985%—07/15/2025[1,2]	$ 4,002
	Arcadia Automobile Receivables Trust Series 1998-B Cl. A5	
5,500	6.060%—06/15/2006[2]	5,673
	Associates Automobile Receivable Trust Series 2000-1 Cl. A3	
2,500	7.300%—01/15/2004	2,589
	Beneficial Home Equity Loan Trust Series 1996-1 Cl. A	
604	2.556%—04/28/2026[1,2]	604
	Campobello Master Trust Series 1999-1A Cl. B	
3,000	3.080%—12/15/2006[1,2,3]	3,004
	Chase Funding Loan Acquisition Trust Series 2001-C2 Cl. IA2	
4,000	5.673%—05/25/2022[2]	4,138
	Chase Manhattan Auto Owner Trust Series 1999-A Cl. A4	
700	3.800%—05/15/2008	700
	CIT Marine Trust Series 1999-A Cl. A2	
1,599	5.800%—04/15/2010[2]	1,633
	CIT RV Trust Series 1999-A Cl. A3	
3,300	5.960%—04/15/2011[2]	3,421
	CNH Equipment Trust Series 2000-B Cl. A2	
684	6.870%—02/15/2004[2]	689
	Contimortgage Home Equity Loan Trust Pass Thru Certificates Series 1998-3 Cl. A10	
35	5.840%—05/15/2016[2]	36
	COPEL Capital Funding LLC Series 1999-A Cl. A4	
4,220	5.800%—04/15/2003[2]	4,278
	DaimlerChrysler Auto Trust Series 2001-C Cl. A3	
3,000	4.210%—07/06/2005	3,067
	Discover Card Master Trust Series 1999-4 Cl. A	
2,000	5.650%—11/16/2004	2,038
	Series 2000-9 Cl. A	
2,000	6.350%—07/15/2008	2,161
		4,199

ASSET-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Federal Home Loan Mortgage Corp. Series T-31 Cl. A3	
$ 1,750	6.276%—11/25/2016	$ 1,829
	Felco Funding II LLC. Series 2000-1 Cl. A3	
4,000	7.585%—06/15/2004[2,3]	4,159
	First North American National Bank Series 1997-2 Cl. B	
3,000	2.995%—03/15/2006[2]	3,009
	Harley Davidson Motorcycle Trust Series 2001-2 Cl. A1	
1,400	3.770%—04/17/2006	1,419
	Honda Auto Receivables Owner Trust Series 2001-1 Cl. A2	
3,000	5.150%—06/18/2003[2]	3,037
	Household Automotive Trust Series 2000-3 Cl. A2	
2,866	6.960%—10/17/2003[2]	2,902
	Ikon Receivables LLC Series 1999-1 Cl. A4	
3,375	6.230%—05/15/2005	3,488
	MMCA Automobile Trust Series 2001-3 Cl. A2	
2,000	2.711%—05/17/2004[1]	2,003
	Morgan Stanley Dean Witter Capital I Series 2001 Cl. A2	
1,800	2.770%—02/25/2032[1]	1,800
	Navistar Financial Owner Trust Series 2001-B Cl. A4	
2,500	4.370%—11/17/2008	2,500
	Newcourt Equipment Trust Securities Series 1999-1 Cl. A4	
3,600	7.180%—11/20/2005[2]	3,835
	PECO Energy Transition Trust Series 2000-A Cl. A2	
2,000	7.300%—09/01/2004	2,057
	Premier Auto Trust Series 1999-3 Cl. A4	
2,600	6.430%—03/08/2004	2,702
	Residential Asset Securities Corp. Series 2001 Cl. A	
3,000	5.345%—10/25/2020	3,081
	Saxon Asset Securities Trust Series 2001-1 Cl. AF4	
2,000	6.310%—03/25/2026	2,094
	Series 1999-2 Cl. MV2	
1,500	3.611%—05/25/2029[1,2]	1,504
		3,598
	Standard Credit Card Master Trust Series 1995-1 Cl. A	
2,000	8.250%—01/07/2007	2,263
	Toyota Auto Receivables Owner Trust Series 2000-A Cl. A2	
443	7.120%—12/15/2002[2]	444

TOTAL ASSET-BACKED SECURITIES
(Cost $80,308) 82,159

Harbor Short Duration Fund
PORTFOLIO OF INVESTMENTS—Continued

COLLATERALIZED MORTGAGE OBLIGATIONS—9.3%

Principal Amount (000s)		Value (000s)
	CIT Equipment Collateral Series 2001-A Cl. A2	
$ 2,500	3.730%—03/22/2004	$ 2,530
	Credit Suisse First Boston Mortgage Securities Corp. Pass Thru Certificates	
3,000	3.004%—08/25/2031[3]	3,000
	Federal National Mortgage Association	
864	6.000%—08/15/2018	876
	Federal National Mortgage Association REMIC[4] Series 1996-70 Cl. PD	
250	6.250%—07/25/2018[2]	249
	Norwest Asset Securities Corp. Pass Thru Certificates Series 1999-16 Cl. A1	
833	6.000%—06/25/2029[2]	831
	Salomon Brothers Mortgage Securities VII Series 2001-C1 Cl. A1	
2,881	5.137%—12/18/2035	2,968
	Structured Asset Securities Corp. Series 2001-4A Cl. A2	
1,301	5.500%—03/25/2031[2]	1,302

TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS
(Cost $11,615) 11,756

U.S. GOVERNMENT OBLIGATIONS—4.6%
(Cost $5,800)

Principal Amount (000s)		Value (000s)
	U.S. Treasury Notes	
$ 5,800	2.750%—09/30/2003	$ 5,839

SHORT-TERM INVESTMENTS—25.1%

REPURCHASE AGREEMENT

	Repurchase Agreement with State Street Bank & Trust dated October 31, 2001 due November 1, 2001 at 2.50% collateralized by a U.S. Treasury Note 6.750% May 15, 2005, par value of $27,755 (repurchase proceeds of $31,154 when	
31,152	closed on November 1, 2001)	31,152

U.S. TREASURY BILLS

	U.S. Treasury Bills	
500	2.240%—03/28/2002[2]	496

TOTAL SHORT-TERM INVESTMENTS
(Cost $31,647) 31,648

TOTAL INVESTMENTS—104.3%
(Cost $129,370) 131,402

CASH AND OTHER ASSETS, LESS LIABILITIES—(4.3%) . . . . (5,443)

TOTAL NET ASSETS—100.0% $125,959

FUTURES CONTRACTS WHICH WERE OPEN AT OCTOBER 31, 2001 ARE AS FOLLOWS:

Description	Number of Contracts	Aggregate Face Value (000s)	Expiration Date	Unrealized Appreciation (000s)
U.S. Treasury Note—2 Yr. (Buy)	16	$3,200	Dec-01	$24

---

1. Floating rate security. The stated rate represents the rate in effect at October 31, 2001.

2. At October 31, 2001, securities held by the Fund were pledged to cover margin requirements for open futures contracts. (See Note 2 to the Financial Statements.) The securities pledged had an aggregate market value of $49,246.

3. Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2001, these securities were valued at $10,163 or 8.07% of net assets.

4. REMICs are CMOs which can hold mortgages secured by any type of real property and issue multiple-class securities backed by those mortgages.

The accompanying notes are an integral part of the financial statements.

Harbor Money Market Fund
PORTFOLIO OF INVESTMENTS—October 31, 2001

Total Investments (% of net assets)
(Excludes net cash of 0.3%)

Repurchase Agreement	13.5
Bank Obligations	23.5
Commercial Paper	62.7

BANK OBLIGATIONS—23.5%

Principal Amount (000s)		Value (000s)
	ABN Amro North America	
$ 6,000	2.770%—12/20/2001	$ 6,004
	Bank of Montreal	
7,000	2.360%—12/10/2001	7,000
	Barclays Bank plc	
2,000	4.290%—04/25/2002	1,999
	Canadian Imperial Bank	
6,000	2.500%—12/07/2001	6,001
	Chase Manhattan Bank	
6,500	2.450%—11/16/2001	6,500
	CommerzBank AG	
800	5.040%—02/26/2002	802
	LandesBank Hessen Thuringen	
2,000	5.450%—01/08/2002	2,000
	Morgan Stanley Group Inc.	
2,250	6.375%—08/01/2002	2,292
	Toronto Dominion Bank	
7,000	2.460%—11/09/2001	7,000
TOTAL BANK OBLIGATIONS		
(Cost $39,598)		39,598

COMMERCIAL PAPER—62.7%

Principal Amount (000s)		Value (000s)
	ANZ Delaware Inc.	
6,000	2.445%—12/21/2001	5,980
	Banque Et Caisse D'Epargne	
6,000	2.460%—12/27/2001	5,977
	Barclays US Funding Corp.	
4,000	2.473%—11/02/2001	4,000
	BCI Funding Corp.	
6,500	2.470%—12/20/2001	6,478
	Credit Agricole Indosuez Inc. Yrs 3&4	
6,000	2.270%—04/02/2002	5,943
	Danske Bank A/S	
6,000	3.550%—11/01/2001	6,000

COMMERCIAL PAPER—Continued

Principal Amount (000s)		Value (000s)
	Dresdner Bank AG	
$ 5,950	2.358%—12/05/2001	$ 5,937
	General Electric Capital Corp.	
6,000	3.386%—02/25/2002	5,936
	ING America Insurance	
6,000	3.380%—11/19/2001	5,990
	Koch Industries Inc.	
6,000	2.630%—11/01/2001	6,000
	Lloyds TSB Group plc	
5,500	3.800%—11/19/2001	5,489
	Paccar Financial Corp.	
2,000	4.350%—12/14/2001	1,990
	Province De Quebec Yrs 3&4	
5,165	3.340%—11/30/2001	5,151
	San Paolo U.S. Finance Co.	
5,000	4.055%—12/03/2001	4,982
	Sigma Finance Inc. Yrs 1&2	
6,000	3.590%—12/12/2001	5,975
	Societe Generale North America Inc.	
6,000	2.280%—01/14/2002	5,972
	State Street Corp.	
7,000	2.500%—11/01/2001	7,000
	UBS Finance Inc. Yrs 3&4	
6,000	2.650%—11/01/2001	6,000
	WestpacTrust Securities NZ Ltd.	
3,576	2.400%—11/27/2001	3,570
1,600	2.220%—12/03/2001	1,597
		5,167
TOTAL COMMERCIAL PAPER		
(Cost $105,967)		105,967

REPURCHASE AGREEMENT—13.5%

(Cost $22,834)

	Repurchase Agreement with State Street Bank & Trust dated October 31, 2001 due November 1, 2001 at 2.50% collateralized by a U.S. Treasury Bills 8.875% August 15, 2017, par value of $16,315 (repurchase proceeds of	
22,834	$22,836 when closed on November 1, 2001)	22,834
TOTAL INVESTMENTS—99.7%		
(Cost $168,399)[1]		168,399
CASH AND OTHER ASSETS, LESS LIABILITIES—0.3%		435
TOTAL NET ASSETS—100.0%		$168,834

---

1 The aggregate identified cost on a tax basis is the same.

The accompanying notes are an integral part of the financial statements.

Harbor Fund
STATEMENT OF ASSETS AND LIABILITIES—October 31, 2001

(All amounts in Thousands, except per share amounts)

	Harbor Mid Cap Growth	Harbor Growth	Harbor Small Cap Growth
ASSETS			
Investments, at identified cost*	**$12,128**	**$157,662**	**$17,353**
Investments, at value	$ 9,740	$118,231	$14,010
Repurchase agreements	165	—	3,398
Cash	—	—	—
Foreign currency, at value (cost: $0; $0; $0; $0; $1; $0; $0; $0; $0; $1,786; $0; $0)	—	—	—
Receivables for:			
Investments sold	59	—	49
Capital shares sold	7	85	5
Dividends	—	—	—
Interest	—	44	—
Swap agreements (cost: $0, $0, $0, $0, $0, $0, $0, $0, $0, $2,252, $0, $0)	—	—	—
Variation margin on futures contracts	—	—	—
Withholding tax receivable	—	—	—
Other assets	1	19	1
Total Assets	**9,972**	**118,379**	**17,463**
LIABILITIES			
Payables for:			
Investments purchased	103	—	108
Capital shares reacquired	100	277	9
Dividends to shareholders	—	—	—
Investments sold short, at value (proceeds $0; $0; $0; $0; $0; $0; $0; $0; $0; $6,455; $0; $0)	—	—	—
Written options, at value (premiums received $0; $0; $0; $0; $0; $0; $0; $0; $0; $7,416; $0; $0)	—	—	—
Interest on swap agreements	—	—	—
Open forward currency contracts	—	—	—
Accrued expenses:			
Adviser's fees	4	146	7
Trustees' fees	—	1	—
Transfer agent's fees	11	3	12
Other	2	1	10
TBA sale commitments at value (proceeds receivable $0; $0; $0; $0; $0; $0; $0; $0; $0; $93,787; $0; $0)	—	—	—
Total Liabilities	**220**	**428**	**146**
NET ASSETS	**$ 9,752**	**$117,951**	**$17,317**
Net assets consist of:			
Paid-in capital	$14,223	$168,404	$17,872
Undistributed/(overdistributed) net investment income	—	—	—
Accumulated net realized gain/(loss)	(2,248)	(11,022)	(610)
Unrealized appreciation/(depreciation) of investments, swap agreements, written options, foreign currency, investments sold short and translation of assets and liabilities in foreign currencies	(2,223)	(39,431)	55
Unrealized appreciation of futures and forward contracts	—	—	—
	$ 9,752	$117,951	$17,317
Shares of beneficial interest	1,728	11,573	1,782
Net asset value, offering and redemption price per share	$ 5.64	$ 10.19	$ 9.72

---

*   Including repurchase agreements and short-term investments.

The accompanying notes are an integral part of the financial statements.

Harbor International Growth	Harbor Global Equity	Harbor Capital Appreciation	Harbor International II	Harbor International	Harbor Large Cap Value	Harbor Bond	Harbor Short Duration	Harbor Money Market
$525,888	**$7,656**	**$6,164,138**	**$95,613**	**$2,652,642**	**$124,090**	**$1,409,418**	**$129,370**	**$168,399**
$430,637	$6,197	$6,041,024	$76,736	$3,488,056	$116,977	$1,430,119	$100,250	$145,565
—	587	—	—	—	12,063	—	31,152	22,834
—	1	1	—	—	1,087	30,014	1	2
—	1	—	—	—	—	1,786	—	—
11,442	69	15,294	4,294	—	—	149,090	—	—
40	15	2,581	6	579	154	474	435	310
357	7	1,903	12	3,322	21	—	—	—
3	—	5	—	245	—	7,353	371	273
—	—	—	—	—	—	13,874	—	—
—	—	—	—	—	—	2,443	3	—
585	2	4	233	8,906	1	—	—	—
6	1	16	3	16	25	20	20	18
443,070	**6,880**	**6,060,828**	**81,284**	**3,501,124**	**130,328**	**1,635,173**	**132,232**	**169,002**
5,015	94	18,361	1,705	—	—	464,891	6,200	—
146	—	19,372	19	549	218	26,183	48	117
—	—	—	—	—	—	6	6	12
—	—	—	—	—	—	6,510	—	—
—	—	—	—	—	—	5,737	—	—
—	—	—	—	—	—	151	—	—
—	—	—	—	—	—	195	—	—
246	3	2,953	42	2,316	72	406	17	21
3	—	25	—	15	—	3	—	—
8	4	12	1	9	—	—	—	16
451	14	6	2,474	878	9	51	2	2
—	—	—	—	—	—	94,488	—	—
5,869	**115**	**40,729**	**4,241**	**3,767**	**299**	**598,621**	**6,273**	**168**
$437,201	**$6,765**	**$6,020,099**	**$77,043**	**$3,497,357**	**$130,029**	**$1,036,552**	**$125,959**	**$168,834**
$923,107	$8,656	$8,011,607	$97,913	$2,526,606	$138,505	$ 971,769	$145,871	$168,834
68	5	9,072	708	32,074	56	6,200	(85)	—
(390,694)	(1,024)	(1,877,466)	(2,699)	103,429	(13,482)	17,904	(21,883)	—
(95,280)	(872)	(123,114)	(18,879)	835,248	4,950	33,449	2,032	—
—	—	—	—	—	—	7,230	24	—
$437,201	**$6,765**	**$6,020,099**	**$77,043**	**$3,497,357**	**$130,029**	**$1,036,552**	**$125,959**	**$168,834**
51,821	915	228,019	7,703	122,051	9,997	86,008	14,491	168,834
$ 8.44	$ 7.39	$ 26.40	$ 10.00	$ 28.65	$ 13.01	$ 12.05	$ 8.69	$ 1.00

Harbor Fund
STATEMENT OF OPERATIONS—Year Ended October 31, 2001

(All amounts in Thousands)

	Harbor Mid Cap Growth	Harbor Growth	Harbor Small Cap Growth	Harbor International Growth
Investment Income:				
Dividends	$ 8	$ 52	$ 15	$ 8,023
Interest	17	1,318	37	1,214
Foreign taxes withheld	—	—	—	(899)
Total Investment Income	**25**	**1,370**	**52**	**8,338**
Operating Expenses:				
Investment advisory fees	67	1,333	73	5,850
Shareholder communications	3	41	4	83
Custodian fees	21	25	21	522
Transfer agent fees	14	210	15	384
Professional fees	4	7	6	34
Trustees' fees and expenses	—	4	—	14
Registration fees	12	46	14	27
Amortization of organization costs	—	—	—	—
Insurance	—	3	—	6
Miscellaneous	4	8	4	16
Total operating expenses	125	1,677	137	6,936
Advisory fee waived	(18)	—	(20)	—
Other expense reimbursements and reductions	—	(2)	—	(18)
Net operating expenses	107	1,675	117	6,918
Dividend expense on investments sold short	—	—	—	—
Net Investment Income/(Loss)	**(82)**	**(305)**	**(65)**	**1,420**
Realized and Unrealized Gain/(Loss) on Investment Transactions:				
Net realized gain/(loss) on:				
Investments	(2,248)	(11,022)	(610)	(370,483)
Foreign currency transactions	—	—	—	(620)
Investments sold short	—	—	—	—
Swap agreements	—	—	—	—
Futures contracts	—	—	—	—
Written options	—	—	—	—
Change in net unrealized appreciation/(depreciation) on:				
Investments, foreign currency, written options and investments sold short	(2,223)	(133,296)	55	(110,322)
Swap agreements	—	—	—	—
Futures contracts	—	—	—	—
Forward currency contracts	—	—	—	—
Translation of assets and liabilities in foreign currencies	—	—	—	104
Net gain/(loss) on investment transactions	(4,471)	(144,318)	(555)	(481,321)
Net increase/(decrease) in net assets resulting from operations	**$(4,553)**	**$(144,623)**	**$(620)**	**$(479,901)**

The accompanying notes are an integral part of the financial statements.

Harbor Global Equity	Harbor Capital Appreciation	Harbor International II	Harbor International	Harbor Large Cap Value	Harbor Bond	Harbor Short Duration	Harbor Money Market
$ 71	$ 47,795	$ 1,926	$ 103,176	$ 2,962	$ —	$ —	$ —
14	10,650	58	10,150	606	54,228	5,923	7,165
(4)	(453)	(226)	(13,537)	(12)	—	—	—
81	**57,992**	**1,758**	**99,789**	**3,556**	**54,228**	**5,923**	**7,165**
37	43,124	783	37,347	834	6,252	421	430
1	628	16	359	15	80	4	27
17	408	95	2,925	96	186	15	42
4	2,214	87	1,551	86	330	17	181
—	239	4	145	5	22	5	4
—	113	2	68	2	12	2	1
8	603	31	7	28	46	27	31
—	—	3	—	—	—	—	—
—	12	3	12	2	5	2	2
2	78	9	1	7	12	7	7
69	47,419	1,033	42,415	1,075	6,945	500	725
(10)	—	(101)	(2,576)	—	(1,960)	(210)	(172)
—	(53)	(1)	(16)	(1)	(8)	(8)	(6)
59	47,366	931	39,823	1,074	4,977	282	547
—	—	—	—	196	—	—	—
22	**10,626**	**827**	**59,966**	**2,286**	**49,251**	**5,641**	**6,618**
(1,047)	(1,807,374)	(2,314)	207,985	(6,076)	23,103	361	2
6	—	(23)	(38,972)	—	(1,267)	—	—
—	—	—	—	(564)	(1,119)	—	—
—	—	—	—	—	(2,252)	—	—
—	—	—	—	(3,990)	4,215	130	—
—	—	—	—	—	2,699	9	—
(872)	(1,461,985)	(27,020)	(1,037,366)	2,779	32,115	1,818	—
—	—	—	—	—	14,660	—	—
—	—	—	—	693	6,888	4	—
—	—	—	—	—	(195)	—	—
—	—	27	940	—	645	—	—
(1,913)	(3,269,359)	(29,330)	(867,413)	(7,158)	79,492	2,322	2
$(1,891)	**$(3,258,733)**	**$(28,503)**	**$ (807,447)**	**$(4,872)**	**$128,743**	**$7,963**	**$6,620**

Harbor Fund
STATEMENT OF CHANGES IN NET ASSETS

(All amounts in Thousands)

	Harbor Mid Cap Growth	Harbor Growth	
	November 1, 2000 through October 31, 2001	November 1, 2000 through October 31, 2001	November 1, 1999 through October 31, 2000
Increase/(Decrease) in Net Assets:			
Operations:			
Net investment income/(loss)	$ (82)	$ (305)	$ 46
Net realized gain/(loss) on investments, foreign currency transactions, investments sold short, swap agreements, futures contracts and written options	(2,248)	(11,022)	20,777
Net unrealized appreciation/(depreciation) of investments, written options, investments sold short, swap agreements, futures contracts, forward foreign currency contracts and translation of assets and liabilities in foreign currencies	(2,223)	(133,296)	40,500
Net increase/(decrease) in net assets resulting from operations	**(4,553)**	**(144,623)**	**61,323**
Distributions to shareholders:			
Net investment income	—	(82)	—
Net realized gain on investments	—	(17,428)	(10,441)
Total distributions to shareholders	**—**	**(17,510)**	**(10,441)**
Capital share transactions:			
Net proceeds from sale of shares	16,950	58,621	153,456
Net asset value of shares issued in connection with reinvestment of:			
Dividends from net investment income	—	81	—
Distributions from net realized gain on investments	—	17,198	10,293
Cost of shares reacquired	(2,645)	(71,415)	(84,281)
Net increase/(decrease) derived from capital transactions	**14,305**	**4,485**	**79,468**
Net increase/(decrease) in net assets	9,752	(157,648)	130,350
Net assets:			
Beginning of period	—	275,599	145,249
End of period *	**$ 9,752**	**$ 117,951**	**$275,599**
Number of Capital Shares:			
Sold	2,099	3,837	6,092
Reinvested in payment of investment income dividends	—	5	—
Reinvested in payment of capital gain distributions	—	1,040	475
Reacquired	(371)	(4,682)	(3,484)
Net increase/(decrease) in shares outstanding	1,728	200	3,083
Outstanding:			
Beginning of period	—	11,373	8,290
End of period	1,728	11,573	11,373
* Includes undistributed/(over-distributed) net investment income of:	$ —	$ —	$ 39

The accompanying notes are an integral part of the financial statements.

Harbor Small Cap Growth	Harbor International Growth		Harbor Global Equity	Harbor Capital Appreciation	
November 1, 2000 through October 31, 2001	November 1, 2000 through October 31, 2001	November 1, 1999 through October 31, 2000	February 1, 2001 through October 31, 2001	November 1, 2000 through October 31, 2001	November 1, 1999 through October 31, 2000
$ (65)	$ 1,420	$ 1,511	$ 22	$ 10,626	$ (5,764)
(610)	(371,103)	146,960	(1,041)	(1,807,374)	1,254,783
55	(110,218)	(142,213)	(872)	(1,461,985)	(601,183)
(620)	(479,901)	6,258	(1,891)	(3,258,733)	647,836
—	(293)	(9,899)	—	—	—
—	(121,187)	(98,795)	—	(1,154,660)	(660,216)
—	(121,480)	(108,694)	—	(1,154,660)	(660,216)
19,457	428,940	597,417	10,092	2,165,435	3,522,668
—	258	8,659	—	—	—
—	118,213	94,385	—	1,114,970	619,790
(1,520)	(755,911)	(733,456)	(1,436)	(1,947,230)	(1,514,562)
17,937	(208,500)	(32,995)	8,656	1,333,175	2,627,896
17,317	(809,881)	(135,431)	6,765	(3,080,218)	2,615,516
—	1,247,082	1,382,513	—	9,100,317	6,484,801
$17,317	$ 437,201	$1,247,082	$6,765	$ 6,020,099	$ 9,100,317
1,935	35,196	29,877	1,091	66,131	67,564
—	19	409	—	—	—
—	8,635	4,459	—	32,784	12,613
(153)	(63,042)	(36,012)	(176)	(59,853)	(29,438)
1,782	(19,192)	(1,267)	915	39,062	50,739
—	71,013	72,280	—	188,957	138,218
1,782	51,821	71,013	915	228,019	188,957
$ —	$ 68	$ 218	$ 5	$ 9,072	$ —

Harbor Fund
STATEMENT OF CHANGES IN NET ASSETS—Continued

(All amounts in Thousands)

	Harbor International II		Harbor International	
	November 1, 2000 through October 31, 2001	November 1, 1999 through October 31, 2000	November 1, 2000 through October 31, 2001	November 1, 1999 through October 31, 2000
Increase/(Decrease) in Net Assets:				
Operations:				
Net investment income/(loss)	$ 827	$ 1,079	$ 59,966	$ 74,458
Net realized gain/(loss) on investments, foreign currency transactions, investments sold short, swap agreements, futures contracts and written options	(2,337)	9,593	169,013	524,664
Net unrealized appreciation/(depreciation) of investments, written options, investments sold short, swap agreements, futures contracts, forward foreign currency contracts and translation of assets and liabilities in foreign currencies	(26,993)	(2,036)	(1,036,426)	(368,363)
Net increase/(decrease) in net assets resulting from operations	**(28,503)**	**8,636**	**(807,447)**	**230,759**
Distributions to shareholders:				
Net investment income	(1,265)	(1,349)	(86,391)	(84,210)
Net realized gain on investments	(6,349)	(4,991)	(462,932)	(371,384)
Total distributions to shareholders	**(7,614)**	**(6,340)**	**(549,323)**	**(455,594)**
Capital share transactions:				
Net proceeds from sale of shares	37,828	102,142	743,213	487,519
Net asset value of shares issued in connection with reinvestment of:				
Dividends from net investment income	1,208	1,258	77,031	71,586
Distributions from net realized gain on investments	6,191	4,739	442,276	344,123
Cost of shares reacquired	(58,893)	(98,400)	(1,238,668)	(1,209,142)
Net increase/(decrease) derived from capital transactions	**(13,666)**	**9,739**	**23,852**	**(305,914)**
Net increase/(decrease) in net assets	(49,783)	12,035	(1,332,918)	(530,749)
Net assets:				
Beginning of period	126,826	114,791	4,830,275	5,361,024
End of period*	**$ 77,043**	**$126,826**	**$ 3,497,357**	**$ 4,830,275**
Number of Capital Shares:				
Sold	3,006	6,768	22,827	12,029
Reinvested in payment of investment income dividends	91	87	2,288	1,770
Reinvested in payment of capital gain distributions	468	326	13,140	8,510
Reacquired	(4,742)	(6,598)	(40,524)	(29,830)
Net increase/(decrease) in shares outstanding	(1,177)	583	(2,269)	(7,521)
Outstanding:				
Beginning of period	8,880	8,297	124,320	131,841
End of period	7,703	8,880	122,051	124,320
* Includes undistributed/(over-distributed) net investment income of:	$ 708	$ 13	$ 32,074	$ 50,361

The accompanying notes are an integral part of the financial statements.

	Harbor Large Cap Value		Harbor Bond		Harbor Short Duration		Harbor Money Market	
	November 1, 2000 through October 31, 2001	November 1, 1999 through October 31, 2000	November 1, 2000 through October 31, 2001	November 1, 1999 through October 31, 2000	November 1, 2000 through October 31, 2001	November 1, 1999 through October 31, 2000	November 1, 2000 through October 31, 2001	November 1, 1999 through October 31, 2000
	$ 2,286	$ 2,982	$ 49,251	$ 39,061	$ 5,641	$ 10,863	$ 6,618	$ 5,804
	(10,630)	2,728	25,379	3,583	500	(1,552)	2	7
	3,472	(1,752)	54,113	(13)	1,822	976	—	—
	(4,872)	3,958	128,743	42,631	7,963	10,287	6,620	5,811
	(2,421)	(3,157)	(40,763)	(33,143)	(5,800)	(11,343)	(6,618)	(5,811)
	(1,898)	(15,960)	(4,887)	—	—	—	(2)	—
	(4,319)	(19,117)	(45,650)	(33,143)	(5,800)	(11,343)	(6,620)	(5,811)
	38,924	38,950	470,485	255,323	275,635	311,299	302,450	126,557
	2,324	3,063	37,555	28,899	5,729	11,254	6,353	5,577
	1,836	15,544	3,414	—	—	—	—	—
	(51,479)	(52,165)	(275,250)	(203,635)	(282,600)	(447,907)	(245,862)	(123,506)
	(8,395)	5,392	236,204	80,587	(1,236)	(125,354)	62,941	8,628
	(17,586)	(9,767)	319,297	90,075	927	(126,410)	62,941	8,628
	147,615	157,382	717,255	627,180	125,032	251,442	105,893	97,265
	$130,029	$147,615	$1,036,552	$ 717,255	$ 125,959	$ 125,032	$ 168,834	$ 105,893
	5,391	2,919	41,186	23,549	31,974	36,609	302,450	126,557
	133	231	3,296	2,682	665	1,326	6,353	5,577
	178	1,179	303	—	—	—	—	—
	(6,337)	(3,916)	(23,976)	(18,861)	(32,842)	(52,625)	(245,862)	(123,506)
	(635)	413	20,809	7,370	(203)	(14,690)	62,941	8,628
	10,632	10,219	65,199	57,829	14,694	29,384	105,893	97,265
	9,997	10,632	86,008	65,199	14,491	14,694	168,834	105,893
	$ 56	$ 47	$ 6,200	$ 2,316	$ (85)	$ 61	$ —	$ —

Harbor Fund Financial Highlights

SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

Year/Period Ended	Net Asset Value Beginning of Period	Income From Investment Operations: Net Investment Income/(Loss)	Income From Investment Operations: Net Realized and Unrealized Gains/(Losses) on Investments, Futures Contracts, Written Options, Swap Agreements, Investments Sold Short and Foreign Currency Contracts	Total from Investment Operations	Less Distributions: Dividends from Net Investment Income	Less Distributions: Distributions from Net Realized Capital Gains[5]	Total Distributions
HARBOR MID CAP GROWTH FUND							
October 31, 2001[1]	$10.00	$ —	$ (4.36)	$ (4.36)	$ —	$ —	$ —
HARBOR GROWTH FUND							
October 31, 2001	$24.23	$ —	$(12.48)	$(12.48)	$(.01)	$(1.55)	$(1.56)
October 31, 2000	17.52	—	7.90	7.90	—	(1.19)	(1.19)
October 31, 1999	10.81	(.07)	7.85	7.78	—	(1.07)	(1.07)
October 31, 1998	14.20	(.04)	(1.07)	(1.11)	—	(2.28)	(2.28)
October 31, 1997[2]	16.00	—	2.30	2.30	—	(4.10)	(4.10)
HARBOR SMALL CAP GROWTH FUND							
October 31, 2001[1]	$10.00	$ —	$ (.28)	$ (.28)	$ —	$ —	$ —
HARBOR INTERNATIONAL GROWTH FUND							
October 31, 2001	$17.56	$ —	$ (7.30)	$ (7.30)	$ —	$(1.82)	$(1.82)
October 31, 2000	19.13	.01	(.06)	(.05)	(.14)	(1.38)	(1.52)
October 31, 1999	18.07	.14	1.30	1.44	(.11)	(.27)	(.38)
October 31, 1998	16.15	.11	2.52	2.63	(.12)	(.59)	(.71)
October 31, 1997	15.35	.12	1.12	1.24	(.08)	(.36)	(.44)
HARBOR GLOBAL EQUITY FUND							
October 31, 2001[3]	$10.00	$ —	$ (2.61)	$ (2.61)	$ —	$ —	$ —
HARBOR CAPITAL APPRECIATION FUND							
October 31, 2001	$48.16	$ .04	$(15.63)	$(15.59)	$ —	$(6.17)	$(6.17)
October 31, 2000	46.92	—	5.84	5.84	—	(4.60)	(4.60)
October 31, 1999	33.51	(.02)	15.78	15.76	(.07)	(2.28)	(2.35)
October 31, 1998	34.01	.07	4.35	4.42	(.07)	(4.85)	(4.92)
October 31, 1997	25.88	.06	8.95	9.01	(.02)	(.86)	(.88)
HARBOR INTERNATIONAL FUND II							
October 31, 2001	$14.28	$ .24[c]	$ (3.62)	$ (3.38)	$(.15)	$ (.75)	$ (.90)
October 31, 2000	13.83	.01[c]	1.23	1.24	(.17)	(.62)	(.79)
October 31, 1999	11.26	.18[c]	2.54	2.72	(.15)	—	(.15)
October 31, 1998	12.14	.12[c]	(.37)	(.25)	(.10)	(.53)	(.63)
October 31, 1997	10.47	.10[c]	1.63	1.73	(.02)	(.04)	(.06)
HARBOR INTERNATIONAL FUND							
October 31, 2001	$38.85	$ .57[c]	$ (6.27)	$ (5.70)	$(.71)	$(3.79)	$(4.50)
October 31, 2000	40.66	.48[c]	1.22	1.70	(.65)	(2.86)	(3.51)
October 31, 1999	36.97	.67[c]	5.90	6.57	(.58)	(2.30)	(2.88)
October 31, 1998	35.84	.51[c]	1.92	2.43	(.40)	(.90)	(1.30)
October 31, 1997	31.21	.41[c]	5.44	5.85	(.42)	(.80)	(1.22)

See page 50 for notes to the Financial Highlights.

The accompanying notes are an integral part of the financial statements.

Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[6]	Ratio of Adviser or Subadviser Fees Not Imposed to Average Net Assets (%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets (%)	Ratio of Interest/Dividend Expense to Average Net Assets (%)	Ratio of Net Investment Income/(Loss) to Average Net Assets (%)	Portfolio Turnover (%)
$ 5.64	(43.60)%[e]	$ 9,752	1.20%[c]	.20%	1.20%	—%	(.92)%[c]	61%
$10.19	(53.96)%	$ 117,951	.95%	—%	.95%	—%	(.17)%	9%
24.23	45.92	275,599	.88	—	.87	—	.02	13
17.52	76.51	145,249	.90	—	.90	—	(.54)	13
10.81	(8.73)	88,030	1.00	—	1.00	—	(.30)	23
14.20	18.64	104,568	1.12	—	1.12	—	(.47)	147
$ 9.72	(2.80)%[e]	$ 17,317	1.20%[c]	.20%	1.20%	—%	(.67)%[c]	56%
$ 8.44	(45.53)%	$ 437,201	.89%	—%	.89%	—%	.18%	63%
17.56	(1.58)	1,247,082	.89	—	.89	—	.10	103
19.13	7.87	1,382,513	.91	—	.91	—	.78	48
18.07	16.96	1,178,252	.96	—	.96	—	.62	85
16.15	8.13	918,950	1.02	—	1.02	—	.91	76
$ 7.39	(26.10)%[b,e]	$ 6,765	1.20%[a,c]	.20%[a]	1.20%[a]	—%	.45%[a,c]	143%[b]
$26.40	(35.23)%	$6,020,099	.66%	—%	.66%	—%	.15%	89%
48.16	12.26	9,100,317	.64	—	.64	—	(.07)	86
46.92	48.59	6,484,801	.66	—	.66	—	(.05)	68
33.51	15.72	3,833,598	.68	—	.68	—	.24	70
34.01	35.73	2,798,404	.70	—	.70	—	.23	73
$10.00	(25.22)%[e]	$ 77,043	.89%[c]	.10%	.89%	—%	.79%[c]	33%
14.28	8.81 [e]	126,826	.93[c]	.10	.92	—	.85[c]	65
13.83	24.37 [e]	114,791	.92[c]	.10	.92	—	1.36[c]	52
11.26	(1.98)[e]	112,669	1.15[c]	.10	1.15	—	.86[c]	70
12.14	16.64 [e]	134,957	.99[c]	.20	.98	—	1.33[c]	58
$28.65	(16.40)%[e]	$3,497,357	.91%[c]	.06%	.91%	—%	1.36%[c]	7%
38.85	3.74 [e]	4,830,275	.92[c]	.06	.92	—	1.40[c]	10
40.66	18.54 [e]	5,361,024	.92[c]	.06	.92	—	1.65[c]	4
36.97	6.97 [e]	5,088,401	.94[c]	.06	.94	—	1.27[c]	14
35.84	19.26 [e]	5,090,048	.97[c]	.05	.97	—	1.20[c]	6

Harbor Fund Financial Highlights—Continued
SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

		Income From Investment Operations			Less Distributions		
Year/Period Ended	Net Asset Value Beginning of Period	Net Investment Income/(Loss)	Net Realized and Unrealized Gains/(Losses) on Investments, Futures Contracts, Written Options, Swap Agreements, Investments Sold Short and Foreign Currency Contracts	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Net Realized Capital Gains[5]	Total Distributions
HARBOR LARGE CAP VALUE FUND							
October 31, 2001[4]	$13.88	$.24	$ (.68)	$ (.44)	$(.24)	$ (.19)	$(.43)
October 31, 2000	15.40	.27	.08	.35	(.30)	(1.57)	(1.87)
October 31, 1999	15.21	.27	1.80	2.07	(.25)	(1.63)	(1.88)
October 31, 1998	18.17	.27	.79	1.06	(.28)	(3.74)	(4.02)
October 31, 1997	16.04	.34	4.13	4.47	(.34)	(2.00)	(2.34)
HARBOR BOND FUND							
October 31, 2001	$11.00	$.56[c]	$ 1.08	$ 1.64	$(.52)	$ (.07)	$(.59)
October 31, 2000	10.85	.57[c]	.15	.72	(.57)	—	(.57)
October 31, 1999	11.82	.58[c]	(.49)	.09	(.55)	(.51)	(1.06)
October 31, 1998	11.57	.61[c]	.53	1.14	(.66)	(.23)	(.89)
October 31, 1997	11.28	.68[c]	.30	.98	(.69)	—	(.69)
HARBOR SHORT DURATION FUND							
October 31, 2001	$ 8.51	$.45[c]	$ .19	$ .64	$(.46)	$ —	$(.46)
October 31, 2000	8.56	.55[c]	(.04)	.51	(.56)	—	(.56)
October 31, 1999	8.69	.46[c]	(.15)	.31	(.44)	—	(.44)
October 31, 1998	8.66	.48[c]	.09	.57	(.54)	—	(.54)
October 31, 1997	8.79	.45[c,d]	.01	.46	(.59)	—	(.59)
HARBOR MONEY MARKET FUND							
October 31, 2001	$ 1.00	$.05[c]	$ —	$ .05	$(.05)	$ —	$(.05)
October 31, 2000	1.00	.06[c]	—	.06	(.06)	—	(.06)
October 31, 1999	1.00	.05[c]	—	.05	(.05)	—	(.05)
October 31, 1998	1.00	.05[c]	—	.05	(.05)	—	(.05)
October 31, 1997	1.00	.02[c]	—	.02	(.02)	—	(.02)

1 Commenced operations on November 1, 2000.

2 Effective May 2, 1997, Harbor Growth Fund appointed Emerging Growth Advisors, Inc. as its Subadviser.

3 For the period February 1, 2001 (inception) through October 31, 2001.

4 Effective September 20, 2001, Harbor Value Fund changed its name to Harbor Large Cap Value Fund and appointed Armstrong Shaw Associates as its Subadviser.

5 Includes both short-term and long-term capital gains.

6 Percentage does not reflect reduction for credit balance arrangements.

a Annualized.

b Unannualized.

c Reflects the Adviser's or Subadviser's agreement not to impose all or a portion of its management fees.

d Based on monthly average of shares outstanding during the fiscal year.

e The total returns would have been lower had certain expenses not been waived during the periods shown.

f Dividend expense from investments sold short.

g Interest expense from investments sold short.

The accompanying notes are an integral part of the financial statements.

Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[6]	Ratio of Adviser or Subadviser Fees Not Imposed to Average Net Assets(%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets(%)	Ratio of Interest/Dividend Expense to Average Net Assets (%)	Ratio of Net Investment Income/(Loss) to Average Net Assets (%)	Portfolio Turnover (%)
$13.01	(3.20)%	$ 130,029	.77%	—%	.77%	.14%[a,f]	1.64%	194%
13.88	3.07	147,615	.80	—	.80	.16[f]	2.05	106
15.40	14.60	157,382	.76	—	.76	—	1.65	110
15.21	6.69	170,468	.79	—	.79	—	1.67	114
18.17	31.08	161,359	.83	—	.83	—	1.98	146
$12.05	15.35%[e]	$1,036,552	.56%[c]	.22%	.56%	—%	5.50%[c]	531%
11.00	6.95[e]	717,255	.60[c]	.21	.60	—	6.16[c]	494
10.85	0.85[e]	627,180	.61[c]	.21	.60	—	5.35[c]	271
11.82	10.33[e]	473,021	.65[c]	.22	.65	—	5.41[c]	278
11.57	8.96[e]	362,594	.67[c]	.23	.67	—	6.04[c]	252
$ 8.69	7.73%[e]	$ 125,959	.28%[c]	.20%	.27%	—%	5.35%[c]	246%
8.51	6.21[e]	125,032	.29[c]	.20	.28	—	6.00[c]	478
8.56	3.68[e]	251,442	.28[c]	.20	.28	—	5.36[c]	578
8.69	6.81[e]	217,244	.36[c]	.20	.36	—	5.51[c]	727
8.66	5.48[e]	162,476	.38[c]	.20	.36	.64[g]	5.14[c]	1,519
$ 1.00	4.83%[e]	$ 168,834	.38%[c]	.12%	.38%	—%	4.60%[c]	N/A
1.00	5.99[e]	105,893	.48[c]	.12	.47	—	5.88[c]	N/A
1.00	4.82[e]	97,265	.46[c]	.12	.46	—	4.73[c]	N/A
1.00	5.20[e]	100,276	.57[c]	.12	.57	—	5.08[c]	N/A
1.00	5.11[e]	73,540	.63[c]	.12	.62	—	4.97[c]	N/A

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—October 31, 2001

(Currency in Thousands)

NOTE 1—ORGANIZATIONAL MATTERS

Harbor Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended, as an open-ended investment company, consisting of a series of twelve diversified investment portfolios (each series a "Fund", collectively, the "Funds"), each of which is represented by a separate series of shares of beneficial interest and having an unlimited number of shares authorized. As of October 31, 2001, the Trust consisted of the following funds: Harbor Mid Cap Growth Fund, Harbor Growth Fund, Harbor Small Cap Growth Fund, Harbor International Growth Fund, Harbor Global Equity Fund, Harbor Capital Appreciation Fund, Harbor International Fund II, Harbor International Fund, Harbor Large Cap Value Fund (formerly Harbor Value Fund), Harbor Bond Fund, Harbor Short Duration Fund and Harbor Money Market Fund.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.

Security Valuation

Equity securities are valued at the last sale price on an exchange or the National Association of Securities Dealers Automated Quotation ("NASDAQ") system or, in the case of unlisted securities or listed securities for which there were no sales on the valuation day, the mean between the closing bid and asked price. Securities listed or traded on foreign exchanges are valued at the last sale price on that exchange on the valuation day, or if no sale occurs, at the official bid price (both the last sale price and official bid price are determined as of the close of the London Foreign Exchange).

Except for Harbor Money Market Fund, debt securities, other than short-term securities with a remaining maturity of less than sixty days, are valued at prices furnished by a pricing service, or as otherwise described below, selected by the Adviser, which determines valuation for normal institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Short-term securities with a remaining maturity of less than sixty days are stated at amortized cost which approximates value.

Securities, for which there are no such prices or for which prices are deemed by the Adviser or Subadviser not to be representative of market values, are valued at their fair value as determined in good faith under consistently applied procedures established by and under the supervision of the Board of Trustees. The actual calculation of fair market value may be done by others including the Adviser and Subadviser.

Securities of the Harbor Money Market Fund are valued utilizing the amortized cost method as set forth in Rule 2a-7 under the Investment Company Act of 1940, as amended, and the Fund's Rule 2a-7 procedures.

Futures Contracts

To seek to increase total return or hedge against changes in interest rates, securities prices or currency exchange rates, each Fund (except Harbor Money Market Fund), may purchase and sell various kinds of futures contracts, and purchase and write call and put options on these futures contracts. Harbor Large Cap Value Fund is not authorized to enter into currency futures contracts and options on such contracts. Harbor International Growth Fund, Harbor International Fund II and Harbor International Fund are not authorized to enter into futures contracts on currencies or engage in options transactions with respect to futures contracts for speculative purposes. Futures contracts tend to increase or decrease the Fund's exposure to the underlying instrument or hedge other fund investments. Losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts or if the counterparties do not perform under the contracts' terms. The maximum potential loss on a long futures contract is the U.S. dollar value of the notional amount at the time the contract is opened. The potential loss on a short futures contract is unlimited. Open futures contracts are valued based on the last sale price on the exchange on which such futures are principally traded. See Portfolio of Investments for open futures contracts held as of October 31, 2001.

A futures contract is an agreement between two parties to buy and sell a security at a set price on a future date. Upon entering into such a contract, a Fund is required to pledge to the broker an amount of cash, U.S. government securities or other liquid securities equal to the minimum "initial margin" requirements of the exchange. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as "variation margin," and are

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

recorded by the Fund as unrealized gains or losses. When the contract is closed or expired, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Options

Consistent with its investment policies, each Fund (excluding the Harbor Money Market Fund) may use option contracts to manage its exposure to the stock and bond markets and to fluctuations in interest rates and currency values (except Harbor Large Cap Value Fund). Option contracts tend to increase or decrease the Fund's exposure to the underlying instrument or hedge other fund investments.

When a Fund purchases an option, the premium paid by the Fund is included in the Fund's Statement of Assets and Liabilities as an investment and subsequently "marked-to-market" to reflect the option's current market value. Purchased options are valued at the last sale price on the market on which they are principally traded. If the purchased option expires, the Fund realizes a loss in the amount of the premium. If the Fund enters into a closing sale transaction, it realizes a gain or loss, depending on whether the proceeds from the sale are greater or less than the cost of the option. If the Fund exercises a call option, the cost of the securities acquired by exercising the call is increased by the premium paid to buy the call. If the Fund exercises a put option, it realizes a gain or loss from the sale of the underlying security and the proceeds from such sale are decreased by the premium originally paid. The risk associated with purchasing options is limited to the premium originally paid.

When a Fund writes an option, the premium received by the Fund is presented in the Fund's Statement of Assets and Liabilities as an asset and an equivalent liability. The amount of the liability is subsequently "marked-to-market" to reflect the current market value of the option written. Written options are valued at the last sale price or, in the absence of a sale, the last offering price on the market on which they are principally traded. If an option expires on its stipulated expiration date, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was written) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a written call option is exercised, the Fund realizes a gain or loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. If a written put option is exercised, the amount of the premium originally received reduces the cost of the security which the Fund purchases upon exercise of the option.

The risk in writing a call option is that the Fund relinquishes the opportunity to profit if the market price of the underlying security increases and the option is exercised. In writing a put option, the Fund assumes the risk of incurring a loss if the market price of the underlying security decreases and the option is exercised. In addition, there is a risk the Fund may not be able to enter into a closing transaction because of an illiquid secondary market, or if the counterparties do not perform under the contracts' terms. See Note 3 for all outstanding written options as of October 31, 2001.

Swap Agreements

To the extent permitted under their respective investment policies, Harbor Bond Fund and Harbor Short Duration Fund may invest in swap agreements which involve the exchange of cash payments based on the specified terms and conditions of such agreements. A swap is an agreement to exchange the return generated by one investment for the return generated by another instrument. The value of each swap is determined by the counterparty to the swap agreement using a methodology which discounts the expected future cash receipts or disbursements related to the swap. The Fund may also enter into interest rate swap agreements which involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, (e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal). Interest rate swaps are "marked-to-market" daily. Net market value is reported as an asset or a liability in the Statement of Assets and Liabilities. The cash paid or received on a swap is recognized as income or expense when such a payment is paid or received.

Entering into swap agreements involves, to varying degrees, elements of credit risk, market risk, and interest rate risk in excess of the amount recognized in the Statement of Assets and Liabilities. Such risks involve the possibility that there is not a liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform and that there may be unfavorable changes in market conditions or interest rates.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

TBA/When-Issued Purchase Commitments

Harbor Bond Fund may enter into TBA (to be announced) and when-issued purchase commitments to purchase securities for a fixed unit price at a future date beyond customary settlement time. Although the unit price for a TBA has been established, the principal value has not been finalized. However, the amount of the commitment will not fluctuate more than 2.0% from the principal amount. The price of a when-issued security and the date when the security will be delivered and paid for are fixed at the time the transaction is negotiated.

The Fund holds, and maintains until the settlement date, cash or liquid securities in an amount sufficient to meet the purchase price. TBA and when-issued purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to the settlement date, which risk is in addition to the risk of decline in the value of the Fund's other assets. Risks may also arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts. Unsettled TBA and when-issued purchase commitments are valued at the current market value of the underlying securities, generally according to the procedures described under "Security Valuation" above.

Although the Fund will generally enter into TBA and when-issued purchase commitments with the intention of acquiring securities for its portfolio, a Fund may dispose of a commitment prior to settlement if the Fund's Subadviser deems it appropriate to do so.

TBA Sale Commitments

Harbor Bond Fund may enter into TBA sale commitments to hedge portfolio positions or to sell mortgage-backed securities owned under delayed delivery arrangements. Proceeds of TBA sale commitments are not received until the contractual settlement date.

Unsettled TBA sale commitments are valued at the current market value of the underlying securities, generally according to the procedures described under "Security Valuation" above. The contract is "marked-to-market" daily and the change in market value is recorded by the Fund as an unrealized gain and loss. If the TBA sale commitment is closed through the acquisition of an offsetting purchase commitment, the Fund realizes a gain or loss on the commitment without regard to any unrealized gain or loss on the underlying security. If the Fund delivers securities under the commitment, the Fund realizes a gain or loss from the sale of the securities based upon the unit price established at the date on which the commitment was entered.

Short Sales

Each Fund, except Harbor International Growth Fund, Harbor International Fund, Harbor International Fund II and Harbor Money Market Fund, may engage in short-selling which obligates the Fund to replace the security borrowed by purchasing it at the market price at the time of replacement. Until the security is replaced, the Fund is required to pay to the lender any accrued interest or dividends and may be required to pay a premium. The Fund would realize a gain if the security declines in price between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund would incur a loss as a result of the short sale if the price of the security increases between those dates. Until the Fund replaces the borrowed security, it will maintain a segregated account of cash or liquid securities with its custodian sufficient to cover its short position. Short sales involve the risk of an unlimited increase in the market price of a security.

Foreign Forward Currency Contracts

Consistent with its investment policies, each Fund (excluding the Money Market Fund) may enter into forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against either specific transactions or portfolio positions. A foreign forward currency contract is an agreement between two parties to buy and sell currencies at a set price on a future date. The U.S. dollar value of the contracts is determined using forward currency exchange rates supplied by a pricing service. The contract is "marked-to-market" daily and the change in market value is recorded as an unrealized gain or loss. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value on the open and close date. Losses may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contract's terms. The maximum potential loss from such contracts is the aggregate face value in U.S. dollars at the time the contract was opened; however, management of the Fund believes the likelihood of such loss is remote.

Foreign Currency Translations

The accounting records of the Funds are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars based on the current exchange rates at period end. Purchases and sales of securities are

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

translated into U.S. dollars at the current exchange rate on the respective dates of the transaction. Income and withholding taxes are translated at the prevailing exchange rate when accrued or incurred.

Reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of foreign forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of investment income accrued and tax reclaims receivable and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not isolated in the Statement of Operations from the effects of changes in market prices of these securities. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Repurchase Agreements

Each Fund may enter into repurchase agreements with certain banks and broker dealers whereby the Fund acquires a security for cash and obtains a simultaneous commitment from the seller to repurchase the security at an agreed upon price and date. The Trust's custodian takes possession through the federal book-entry system of securities collateralizing repurchase agreements. The value of the underlying assets at the time of purchase is required to be at least equal to the repurchase price to protect the Fund in the event of default by the seller.

Securities Transactions

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains or losses on security transactions are determined on the basis of identified cost for both federal income tax and financial reporting purposes.

Investment Income

Dividends declared are accrued on the ex-dividend date. For Harbor International Growth Fund, Harbor Global Equity Fund, Harbor International Fund II and Harbor International Fund, certain dividends are recorded after the ex-dividend date, but as soon as the Fund is notified of such dividends. Interest income is accrued daily as earned. Discounts and premiums on fixed income securities purchased are amortized over the life of the respective securities using the effective yield method.

Distribution to Shareholders

Distributions are recorded on the ex-dividend date.

Income Recognition

In December 2000, the American Institute of Certified Public Accountants ("AICPA") issued a revised version of the AICPA Audit and Accounting Guide for Investment Companies (the "Guide"). The Guide, which is effective for annual financial statements issued for fiscal years beginning after December 15, 2000, will require investment companies to amortize premiums and discounts on fixed income securities. The Trust currently amortizes premiums and discounts on fixed income securities. Accordingly, the adoption of the Guide will have no significant effect on the Trust's financial statements.

Expenses

Expenses incurred by the Trust with respect to any two or more Funds are allocated in proportion to the net assets or the number of shareholders of each Fund, except where allocations of direct expense to each Fund can be otherwise fairly made.

Federal Taxes

Each Fund is treated as a separate entity for federal tax purposes. Each Fund's policy is to meet the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders all of its taxable income within the prescribed time. It is also the intention of each Fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation of securities held or excise tax on income and capital gains.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 3—INVESTMENT PORTFOLIO TRANSACTIONS

Purchases and sales of investments, other than short-term securities, for each Fund for the year ended October 31, 2001 were as follows:

Fund	Purchases U.S. Government	Purchases Other	Sales U.S. Government	Sales Other
Harbor Mid Cap Growth Fund	$ —	$ 19,488	$ —	$ 5,277
Harbor Growth Fund	—	20,836	—	16,132
Harbor Small Cap Growth Fund	—	19,862	—	5,298
Harbor International Growth Fund	—	477,115	—	30,336
Harbor Global Equity Fund	—	16,740	—	8,646
Harbor Capital Appreciation Fund	—	6,501,018	—	6,218,918
Harbor International Fund II	—	34,271	—	51,396
Harbor International Fund	—	292,133	—	822,499
Harbor Large Cap Value Fund	—	48,915	—	67,889
Harbor Bond Fund	5,730,912	827,619	5,616,880	613,737
Harbor Short Duration Fund	163,304	89,382	161,169	67,727

The Funds may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on income and/or capital gains earned or repatriated. Taxes are accrued and applied to net investment income, net realized gains and unrealized appreciation as such income and/or gains are earned.

Redemption In-Kind Transactions

For the year ended October 31, 2001, Harbor Capital Appreciation Fund, Harbor International Fund II, Harbor International Fund, and Harbor Large Cap Value Fund realized gains of $10,560, $396, $66,094 and $741, respectively, from in-kind redemptions of Fund shares.

Written Options

Transactions in written options for the year ended October 31, 2001 are summarized as follows:

	Options Written Eurodollar Futures Number of Contracts	Options Written Eurodollar Futures Aggregate Face Value	Options Written Euro Futures Number of Contracts	Options Written Euro Futures Aggregate Face Value
Harbor Bond Fund				
Options outstanding at beginning of year	574	E$ 1,436	—	€ —
Options opened	7,226	18,065	28,300,000	28,300
Options closed/expired	(1,676)	(4,191)	(21,900,000)	(21,900)
Open at 10/31/2001	6,124	E$15,310	6,400,000	€ 6,400

	Options Written Japanese Yen Futures Number of Contracts	Options Written Japanese Yen Futures Aggregate Face Value	Options Written U.S. Treasury Futures Number of Contracts	Options Written U.S. Treasury Futures Aggregate Face Value
Options outstanding at beginning of year	8	¥ 8,000	513	$ 513
Options opened	—	—	7,956	7,956
Options closed/expired	(8)	(8,000)	(5,093)	(5,093)
Open at 10/31/2001	—	¥ —	3,376	$ 3,376

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 3—INVESTMENT PORTFOLIO TRANSACTIONS—Continued

	Options Written		Options Written	
	Swap Options-Japanese Yen		Swap Options-U.S.	
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value
Harbor Bond Fund				
Options outstanding at beginning of year	400,000,000	¥ 400,000	—	$ —
Options opened	200,000,000	200,000	53,200,000	53,200
Options closed/expired	(600,000,000)	(600,000)	—	—
Open at 10/31/2001	—	¥ —	53,200,000	$53,200

	Options Written	
	Eurodollar Futures	
	Number of Contracts	Aggregate Face Value
Harbor Short Duration Fund		
Options outstanding at beginning of year	450	E$ 1,125
Options opened	280	700
Options closed/expired	(730)	(1,825)
Open at 10/31/2001	—	E$ —

€ Euro.

E$ Eurodollar.

¥ Japanese Yen.

NOTE 4—FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser

Harbor Capital Advisors, Inc. ("Harbor Capital"), an indirect wholly-owned subsidiary of Robeco Groep, N.V., is the Trust's investment adviser and is also responsible for administrative and other services. Prior to June 8, 2001, Harbor Capital was an indirect wholly-owned subsidiary of Owens-Illinois, Inc. Separate advisory agreements for each Fund were in effect during the year ended October 31, 2001. The agreements provide for fees based on an annual percentage rate of average daily net assets as follows:

Fund	Annual Percentage Rate	Fees Earned
Harbor Mid Cap Growth Fund	0.75%	$ 67
Harbor Growth Fund	0.75	1,333
Harbor Small Cap Growth Fund	0.75	73
Harbor International Growth Fund	0.75	5,850
Harbor Global Equity Fund	0.75	37
Harbor Capital Appreciation Fund	0.60	43,124
Harbor International Fund II	0.75	783
Harbor International Fund	0.85	37,347
Harbor Large Cap Value Fund	0.60	834
Harbor Bond Fund	0.70	6,252
Harbor Short Duration Fund	0.40	421
Harbor Money Market Fund	0.30	430

Harbor Capital has from time to time agreed not to impose all or a portion of its advisory fees and bear a portion of the expenses incurred in the operation of certain Funds in order to limit Fund expenses. During the year ended October 31, 2001, Harbor Capital agreed not to impose advisory fees of $18, $20, $10, $101, $2,576, $1,960, $210 and $172 relating to Harbor Mid Cap Growth Fund, Harbor Small Cap Growth Fund, Harbor Global Equity Fund, Harbor International Fund II, Harbor International Fund, Harbor Bond Fund, Harbor Short Duration Fund and Harbor Money Market Fund, respectively.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 4—FEES AND OTHER TRANSACTIONS WITH AFFILIATES—Continued

The Trust reimburses Harbor Capital for certain legal expenses incurred by Harbor Capital with respect to the Trust. Such amounts aggregated $50 for the year ended October 31, 2001.

Distributor

HCA Securities, Inc. ("HCA Securities"), a wholly-owned subsidiary of Harbor Capital is the distributor for Harbor Fund shares. Harbor Fund does not reimburse the distributor for expenses.

Shareholders

On October 31, 2001, Harbor Capital, HCA Securities and Harbor Transfer, Inc. held the following shares of beneficial interest in the Funds:

Fund	Harbor Capital, HCA Securities and Harbor Transfer
Harbor Mid Cap Growth Fund	306,370
Harbor Growth Fund	42,372
Harbor Small Cap Growth Fund	201,853
Harbor International Growth Fund	48,028
Harbor Global Equity Fund	505,201
Harbor Capital Appreciation Fund	4,085
Harbor International Fund II	246,105
Harbor International Fund	1,347
Harbor Large Cap Value Fund	12,421
Harbor Bond Fund	19,840
Harbor Short Duration Fund	11,804
Harbor Money Market Fund	23,054,803

Transfer Agent

Harbor Transfer, Inc., a wholly-owned subsidiary of Harbor Capital is the shareholder servicing agent for the Funds. Fees incurred for these transfer agent services for the year ended October 31, 2001 totaled $5,093.

"Non-Interested" Trustees

The fees and expenses of the non-interested Trustees allocated to each Fund are shown on each Fund's Statement of Operations. Trustees' fees and expenses for all Funds aggregated $218 for the year ended October 31, 2001.

Custodian

Payments to the custodian have been reduced by balance credits applied to each portfolio for the year ended October 31, 2001. For the Harbor Mid Cap Growth Fund, Harbor Growth Fund, Harbor Small Cap Growth Fund, Harbor International Growth Fund, Harbor Global Equity Fund, Harbor Capital Appreciation Fund, Harbor International Fund II, Harbor International Fund, Harbor Large Cap Value Fund, Harbor Bond Fund, Harbor Short Duration Fund, and Harbor Money Market Fund the reduction amounted to $0, $2, $0, $18, $0, $53, $1, $16, $1, $8, $8 and $6, respectively. The Funds could have invested a portion of the assets utilized in connection with balance credit arrangements in an income producing asset if the Funds had not entered into such arrangements.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 5—TAX INFORMATION

The amount and character of income and net realized gains to be distributed are determined in accordance with income tax rules and regulations, which may differ from generally accepted accounting principles. These differences are attributable to permanent book and tax accounting differences. Reclassifications are made to the Funds' capital accounts to reflect income and net realized gains available for distribution (or available capital loss carryovers) under income tax rules and regulations. The calculation of net investment income or loss per share in the Financial Highlights exclude the following amounts reclassified for the year ended October 31, 2001:

Fund	Undistributed Net Investment Income/(Loss)	Accumulated Net Realized Gain/(Loss)	Paid-In Capital
Harbor Mid Cap Growth Fund	$ 82	$ —	$ (82)
Harbor Growth Fund	348	10	(358)
Harbor Small Cap Growth Fund	65	—	(65)
Harbor International Growth Fund	(1,277)	1,094	183
Harbor Global Equity Fund	(17)	17	—
Harbor Capital Appreciation Fund	(1,554)	(10,496)	12,050
Harbor International Fund II	1,133	(363)	(770)
Harbor International Fund	8,138	(65,549)	57,411
Harbor Large Cap Value Fund	144	(885)	741
Harbor Bond Fund	(4,604)	1,033	3,571
Harbor Short Duration Fund	13	3,523	(3,536)
Harbor Money Market Fund	(2)	2	—

At October 31, 2001, Harbor Mid Cap Growth Fund had capital loss carryforwards of approximately $2,096, which may be available to offset future realized capital gains, if any, and will expire on October 31, 2009.

At October 31, 2001, Harbor Growth Fund had capital loss carryforwards of approximately $11,022, which may be available to offset future realized capital gains, if any, and will expire on October 31, 2009.

At October 31, 2001, Harbor Small Cap Growth Fund had capital loss carryforwards of approximately $606, which may be available to offset future realized capital gains, if any, and will expire on October 31, 2009.

At October 31, 2001, Harbor International Growth Fund had capital loss carryforwards of approximately $371,462, which may be available to offset future realized capital gains, if any, and will expire on October 31, 2009.

At October 31, 2001, Harbor Global Equity Fund had capital loss carryforwards of approximately $956, which may be available to offset future realized capital gains, if any, and will expire on October 31, 2009.

At October 31, 2001, Harbor Capital Appreciation Fund had capital loss carryforwards of approximately $1,535,346, which may be available to offset future realized capital gains, if any, and will expire on October 31, 2009.

At October 31, 2001, Harbor International Fund II had capital loss carryforwards of approximately $2,577, which may be available to offset future realized capital gains, if any, and will expire on October 31, 2009.

At October 31, 2001, Harbor Large Cap Value Fund had capital loss carryforwards of approximately $12,600, which may be available to offset future realized capital gains, if any, and will expire on October 31, 2009.

At October 31, 2001 Harbor Short Duration Fund had capital loss carryforwards of approximately $20,813, which may be available to offset future realized capital gains, if any; $13,538, $1,182, $2,216, $2,223 and $1,654 will expire on October 31, 2002, October 31, 2004, October 31, 2005, October 31, 2007 and October 31, 2008, respectively.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands, except per share amounts)

NOTE 5—TAX INFORMATION—Continued

The identified cost for federal income tax purposes of investments owned by each Fund (including earned discount on corporate short-term notes and commercial paper) and their respective gross unrealized appreciation and depreciation at October 31, 2001, along with long-term capital gains and the amount of long-term capital gains per share paid during the year ended October 31, 2001 were as follows:

Fund	Identified Cost	Gross Unrealized Appreciation	(Depreciation)	Net Unrealized Appreciation/ (Depreciation)	Long-Term Capital Gains ($000s)	($ Per Share)
Harbor Mid Cap Growth Fund	$ 12,280	$ 410	$ (2,785)	$ (2,375)	$ —	$ —
Harbor Growth Fund	157,662	22,353	(61,784)	(39,431)	17,418	1.558
Harbor Small Cap Growth Fund	17,357	1,335	(1,284)	51	—	—
Harbor International Growth Fund	545,120	15,560	(130,044)	(114,484)	60,958	0.916
Harbor Global Equity Fund	7,724	86	(1,026)	(940)	—	—
Harbor Capital Appreciation Fund	6,506,258	520,862	(986,096)	(465,234)	1,154,575	6.174
Harbor International Fund II	95,734	3,689	(22,687)	(18,998)	2,278	0.268
Harbor International Fund	2,655,192	1,130,728	(297,864)	832,864	460,322	3.771
Harbor Large Cap Value Fund	124,972	8,266	(4,198)	4,068	—	—
Harbor Bond Fund	1,409,444	25,079	(4,404)	20,675	4,888	0.072
Harbor Short Duration Fund	129,370	2,265	(233)	2,032	—	—

Harbor Large Cap Value Fund designates 88.24% of its distributions from investment company taxable income for the fiscal year as qualifying for the dividends received deduction for corporate shareholders.

The Form 1099 you receive in January, 2002 for each of the Funds will show the tax status of all distributions paid to your account in calendar year 2001.

NOTE 6—SUBSEQUENT EVENT

Mastholm Asset Management, LLC has been appointed as subadviser of the Harbor International Growth Fund, effective December 1, 2001. Theodore J. Tyson, Joseph P. Jordan and Douglas R. Allen are co-managing the Fund.

Harbor International Growth Fund will continue to have an investment goal of long-term growth of capital by investing in stocks of foreign companies with potential for sustainable growth. The portfolio typically will include 35 to 45 securities, each with a minimum market capitalization of approximately $10 billion at the time of initial investment.

TRUSTEES AND OFFICERS

Information pertaining to the Trustees and officers of Harbor is set forth below. The statement of additional information (SAI) includes additional information about the Funds Trustees and is available without charge, upon request, by calling 1-800-422-1050 or can be downloaded from our website at www.harborfund.com.

Name, Address and (Age) Position(s) with Fund	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past Five Years[2]	Number of Portfolios in Fund complex Overseen by Trustee	Other Directorships Held by Trustee
DISINTERESTED TRUSTEES				
Howard P. Colhoun (66) Trustee 14114 Mantua Mill Road Gylndon, MD 21071	Since 1986	General Partner, Emerging Growth Partners, L.P. (investing in small companies) (1982-1996); Director, Storage U.S.A. (1995-Present); and Vice President and Director of Mutual Funds, T. Rowe Price Associates, Inc. (prior to 1982).	12	N/A
John P. Gould (63) Trustee 332 S. Michigan Avenue 13th Floor Chicago, IL 60604	Since 1994	Director of Unext.com (1999-Present); President, Cardean University (1999-2001); Steven G. Rothmeier Professor (1996-Present) and Distinguished Service Professor of Economics, Graduate School of Business, University of Chicago (1984-Present, on faculty since 1965); Trustee of Milwaukee Mutual (1997-Present); and Principal and Executive Vice President of Lexecon Inc. (1994-Present).	12	Trustee of Dimensional Fund Advisors, Inc., 28 series (1986-Present); Trustee and Chairman Pegasus Funds (1996-1999); Trustee of First Prairie Funds (1985-1996); and Trustee of Woodward Funds (1996).
Rodger F. Smith (60) Trustee Office Park Eight Greenwich, CT 06830	Since 1987	Partner, Greenwich Associates (a business strategy, consulting and research firm) (1975-Present); and Director of Arlington Capital Management (C.I.) Limited (1992-Present).	12	N/A
INTERESTED TRUSTEE				
David G. Van Hooser (55) Chairman and Trustee One SeaGate Toledo, OH 43666	Since 2000	Director and Chairman of the Board, Harbor Capital Advisors, Inc. (2000-Present); Director, HCA Securities, Inc. (2000-Present); Director, Harbor Transfer, Inc. (2000-Present); Senior Vice President and Chief Financial Officer, Owens-Illinois, Inc. (1998-2001); and Senior Vice President and Director of Corporate Strategy, Owens-Illinois, Inc. (1996-1998).	12	N/A
INTERESTED PRINCIPAL OFFICERS WHO ARE NOT TRUSTEES				
James M. Williams (54) President One SeaGate Toledo, OH 43666	Since 2000	Director and President (2000-Present) Harbor Capital Advisors, Inc.; Director and President (2000-Present) HCA Securities, Inc.; Director (2000-Present) Harbor Transfer, Inc.; and Pension Asset Manager (1989-1999) Ford Motor Company.	N/A	N/A
Constance L. Souders (51) Vice President Treasurer One SeaGate Toledo, OH 43666	Since 1999 Since 1992	Senior Vice President, (1991-Present), Director of Administration (1997-Present), Director and Secretary (1988-Present), Treasurer (1988-2000), Vice President (1988-1991) and Director of Accounting and Fiduciary Operations (1992-1996), Harbor Capital Advisors, Inc.; President (2000-Present), Director (1991-Present) and Vice President, Secretary, and Treasurer (1992-2000), Harbor Transfer, Inc.; and Vice President and Secretary (2000-Present) and Director (1989-Present), HCA Securities, Inc.	N/A	N/A
Karen B. Wasil (49) Secretary One SeaGate Toledo, OH 43666	Since 1999	Assistant Secretary (1997-Present), Director (1999-2000) and Regulatory and Legal Compliance Manager (1995-Present), Harbor Capital Advisors, Inc.; Secretary (2000-Present) Director (1999-2000), Harbor Transfer, Inc.; and Director (1999-2000), HCA Securities, Inc.	N/A	N/A

[1] Each Trustee serves for an indefinite term, until his successor is elected. Each officer is elected annually.

[2] On June 7, 2001, a wholly-owned subsidiary of Robeco Groep N.V. acquired substantially all of the assets and assumed substantially all of the liabilities of the predecessor adviser to Harbor Fund, also named "Harbor Capital Advisors, Inc." That wholly owned subsidiary of Robeco Groep N.V. assumed the name "Harbor Capital Advisors, Inc." as part of the acquisition. Another subsidiary of Robeco Groep N.V. acquired substantially all of the assets and assumed substantially all of liabilities of Harbor Transfer, Inc. and assumed the name "Harbor Transfer, Inc." On September 20, 2001, a wholly-owned subsidiary of Robeco Groep, N.V. acquired substantially all of the assets and assumed substantially all of the liabilities of HCA Securities, Inc. and assumed the name "HCA Securities, Inc." Accordingly, for periods prior to June 7, 2001 with respect to Harbor Capital Advisors, Inc. and Harbor Transfer, Inc. and for periods prior to September 20, 2001 with respect to HCA Securities, Inc., employment with Harbor Capital Advisors, Inc., Harbor Transfer, Inc. and HCA Securities, Inc. refers to employment with the predecessor entities.

Harbor Fund
ADDITIONAL INFORMATION—(Unaudited)—Continued

SPECIAL MEETING OF SHAREHOLDERS

On June 7, 2001, a special meeting of shareholders of Harbor Fund was held for the purpose of voting on the following matters. Mr. David G. Van Hooser was elected as a Trustee—Mr. Howard P. Colhoun, Mr. John P. Gould and Mr. Rodger F. Smith will continue to serve as Trustees.

Fund	Proposal 1	Proposal 2	Proposal 3
	The approval of a new Advisory Agreement between each Fund and Harbor Capital Advisors, Inc.	The approval of new Subadvisory Agreements between each Fund, Harbor Capital Advisors, Inc. and each Fund's Subadviser	The election of Mr. Van Hooser as a Trustee
Harbor Fund			
FOR	N/A	N/A	446,871,551
WITHHELD	N/A	N/A	45,098,618
Harbor Mid Cap Growth Fund			
FOR	790,171	790,238	N/A
AGAINST	1,240	1,173	N/A
ABSTAIN	36,159	36,159	N/A
Harbor Growth Fund			
FOR	8,461,356	8,457,320	N/A
AGAINST	126,422	126,358	N/A
ABSTAIN	35,062	39,163	N/A
Harbor Small Cap Growth Fund			
FOR	545,415	545,465	N/A
AGAINST	3,188	3,139	N/A
ABSTAIN	2,199	2,199	N/A
Harbor International Growth Fund			
FOR	43,226,275	43,221,546	N/A
AGAINST	326,819	329,401	N/A
ABSTAIN	544,880	547,027	N/A
Harbor Global Equity Fund			
FOR	507,933	507,933	N/A
AGAINST	1,101	1,101	N/A
ABSTAIN	0	0	N/A
Harbor Capital Appreciation Fund			
FOR	154,502,645	154,477,947	N/A
AGAINST	1,775,623	1,777,191	N/A
ABSTAIN	1,870,754	1,893,884	N/A
Harbor International Fund II			
FOR	5,569,202	5,562,812	N/A
AGAINST	65,717	70,180	N/A
ABSTAIN	640,917	642,844	N/A
Harbor International Fund			
FOR	82,849,925	82,847,627	N/A
AGAINST	1,924,948	1,891,464	N/A
ABSTAIN	18,472,734	18,508,516	N/A
Harbor Value Fund			
FOR	7,569,194	7,574,791	N/A
AGAINST	51,967	53,852	N/A
ABSTAIN	63,751	56,269	N/A
Harbor Bond Fund			
FOR	51,370,926	51,374,641	N/A
AGAINST	672,261	699,235	N/A
ABSTAIN	996,302	965,613	N/A
Harbor Short Duration Fund			
FOR	11,823,734	11,822,266	N/A
AGAINST	40,343	39,627	N/A
ABSTAIN	26,084	28,268	N/A
Harbor Money Market Fund			
FOR	93,152,666	93,255,371	N/A
AGAINST	2,767,810	2,719,203	N/A
ABSTAIN	1,154,438	1,100,340	N/A

(This document must be preceded or accompanied by a Prospectus.)

NOTES

NOTES

NOTES





INVESTMENT ADVISER

Harbor Capital Advisors, Inc.
One SeaGate
Toledo, OH 43666

DISTRIBUTOR AND PRINCIPAL UNDERWRITER

HCA Securities, Inc.
One SeaGate
Toledo, OH 43666
(419) 247-2477

SHAREHOLDER SERVICING AGENT

Harbor Transfer, Inc.
P.O. Box 10048
Toledo, Ohio 43699-0048
1-800-422-1050

CUSTODIAN

State Street Bank and Trust Company
P.O. Box 1713
Boston, MA 02105

INDEPENDENT AUDITORS

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

LEGAL COUNSEL

Hale and Dorr LLP
60 State Street
Boston, MA 02109

HARBOR FUND™

One SeaGate
Toledo, Ohio 43666
1-800-422-1050
www.harborfund.com

12/2001/290,000

recycled paper